Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/25/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

19003686

SEC Mail Processing Section JUN 27 2019 Washington DC 406

1. State the name of the applicant: Nasdaq BX, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42nd Street, New York, NY 10036
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   Phone: 301-978-8400 / Fax: 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John Yetter — Vice President, Office of General Counsel — 301-978-8497
   (Name) (Title) (Telephone Number)

Securities and Exchange Commission Trading and Markets JUN 27 2019 RECEIVED

6. Provide the name and address of counsel for the applicant:
   Edward S. Knight
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/20/1976 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/26/19 (MM/DD/YY) — Joan C. Conley for Nasdaq BX, Inc. (Name of applicant)

By: [signature] (Signature) — Joan C. Conley, SVP, Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 26th day of June (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires 7/16/20 County of Montgomery State of Maryland

PAMELA A. ROULETTE NOTARY PUBLIC MY COMMISSION EXPIRES JULY 16, 2020 MONTGOMERY COUNTY MD

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 26, 2019

Via Overnight Mail

SEC
Mail Processing
Section
JUN 27 2019
Washington DC
406

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendments of June 26, 2019

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, Nasdaq BX, Inc. submits its annual amendment to Form 1. If you have any questions, please call me at 301-978-8493.

Sincerely,

Jonathan F. Cayne

Jonathan Cayne
Principal Associate General Counsel

Securities and Exchange Commission
Trading and Markets

JUN 27 2019

RECEIVED

Nasdaq BX, Inc.

EXHIBITS

Exhibit A Articles of Incorporation, By-Laws, and Rules

The information is available at **http://nasdaqbx.cchwallstreet.com**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at **http://nasdaqbx.cchwallstreet.com**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C Subsidiaries and Affiliates of the Exchange (as of 6/26/2019)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 6/26/2019)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E Operation of Electronic Trading System

Not applicable.

Exhibit F Forms: Membership and Member

The information is available at **http://www.nasdaqtrader.com/Trader.aspx?id=nasdaq_bx**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

The information is available at **http://nasdaqbx.cchwallstreet.com**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit I Financial Statement of Exchange

The audited financial statements for Nasdaq BX are attached. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2018 are attached and are available at **https://www.sec.gov/Archives/edgar/data/1120193/000112019319000002/ndaq1231201810-k.htm**

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Nasdaq, Inc. is the sole shareholder of Nasdaq BX, Inc., a Delaware corporation. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The Nasdaq Stock Market, LLC. Nasdaq BX certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L Membership Criteria.

The information is available at **http://nasdaqbx.cchwallstreet.com**. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

Subsidiaries and Affiliates of the Exchange[1]

U.S. Entities

1. A.S.A.P. Advisor Services, Inc.
2. BoardVantage, Inc.
3. Boston Stock Exchange Clearing Corporation
4. BWise Internal Control, Inc. (sold 2019)
5. Channel Capital Group Inc.
6. Cinnober Americas Inc.
7. Consolidated Securities Source LLC
8. Content Services, LLC
9. Curzon Street Acquisition, LLC
10. Directors Desk, LLC
11. Dorsey, Wright & Associates, LLC
12. ETC Acquisition Corp.
13. eVestment Alliance Holdings, Inc.
14. eVestment Alliance Holdings, LLC
15. eVestment Alliance, LLC
16. eVestment, Inc.
17. ExactEquity, LLC
18. Execution Access, LLC
19. FinQloud LLC
20. FINRA/NASDAQ Trade Reporting Facility LLC
21. FTEN, Inc.
22. Fundspire, Inc.
23. Global Network Content Services, LLC
24. GlobeNewswire, Inc.
25. Granite Redux, Inc.
26. GraniteBlock, Inc
27. Inet Futures Exchange, LLC

[1] This list does not include not-for-profit entities or branches of any of the subsidiaries or affiliates.

28. International Securities Exchange Holdings, Inc.
29. ISE ETF Ventures LLC
30. Kleos Managed Services Holdings, LLC
31. Kleos Managed Services, L.P.
32. Longitude LLC
33. Nasdaq Capital Markets Advisory LLC
34. Nasdaq Commodities Clearing LLC
35. Nasdaq Corporate Services, LLC
36. Nasdaq Corporate Solutions, LLC
37. NASDAQ Energy Futures, LLC
38. Nasdaq Execution Services, LLC
39. NASDAQ Futures, Inc.
40. Nasdaq GEMX, LLC
41. NASDAQ Global, Inc.
42. Nasdaq, Inc.
43. Nasdaq Information, LLC
44. Nasdaq International Market Initiatives, Inc.
45. Nasdaq ISE, LLC
46. Nasdaq MRX, LLC
47. NASDAQ OMX (San Francisco) Insurance LLC
48. NASDAQ OMX BX Equities LLC
49. Nasdaq PHLX LLC
50. Nasdaq Technology Services, LLC
51. Norway Acquisition LLC
52. NPM Securities, LLC
53. HXSquare
54. Operations & Compliance Network, LLC
55. Public Plan IQ Limited Liability Company
56. SecondMarket Labs, LLC
57. SecondMarket Solutions, Inc.
58. SMTX, LLC

59. Strategic Financial Solutions, LLC
60. Sybenetix Inc.
61. The Nasdaq Options Market LLC
62. The NASDAQ Private Market, LLC
63. The Nasdaq Stock Market LLC
64. The Options Clearing Corporation
65. The Stock Clearing Corporation of Philadelphia
66. U.S. Exchange Holdings, Inc.

Non-U.S. Entities

1. 2157971 Ontario Ltd
2. AB Nasdaq Vilnius
3. AS eCSD Expert
4. AS Pensionikeskus AS
5. BoardVantage (HK) Limited (liquidated 2018)
6. BoardVantage (UK) Limited
7. BoardVantage Singapore Pte. Limited (liquidated 2018)
8. BWise B.V. (sold 2019)
9. BWise Beheer B.V. (sold 2019)
10. BWise Germany GmbH (sold 2019)
11. BWISE Holding B.V. (sold 2019)
12. Cinetics AB
13. Cinnober AB
14. Cinnober Financial Technology AB
15. Cinnober Financial Technology North AB
16. Clearing Control CC AB (liquidated 2017)
17. Curzon Street Holdings Limited
18. Ensoleillement Inc.
19. Egypt for Information Dissemination Company
20. Eignarhaldsfelagid Verdbrefathing hf. (liquidated 2018)
21. eVestment Alliance (UK) Limited

22. eVestment Alliance Australia Pty Ltd
23. eVestment Alliance Hong Kong Limited
24. Indxis Ltd
25. Irisium AB
26. Irisium Ltd
27. LLC "SYBENETIX UKRAINE"
28. Longitude S.A.
29. Marketwire China Holding (HK) Ltd.
30. Minium Financial Technology AB
31. Minium Financial Technology Ltd
32. Nasdaq (Asia Pacific) Pte. Ltd.
33. Nasdaq AB
34. Nasdaq Australia Holding Pty Ltd
35. Nasdaq Broker Services AB
36. Nasdaq Canada Inc.
37. Nasdaq Clearing AB
38. Nasdaq Copenhagen A/S
39. Nasdaq Corporate Solutions (India) Private Limited
40. Nasdaq Corporate Solutions International Limited
41. Nasdaq CSD Iceland hf.
42. Nasdaq CSD SE
43. Nasdaq CXC Limited
44. Nasdaq Exchange and Clearing Services AB
45. Nasdaq France SAS
46. Nasdaq Germany GmbH
47. Nasdaq Helsinki Ltd
48. Nasdaq Holding AB
49. Nasdaq Holding Denmark A/S
50. Nasdaq Holding Luxembourg Sárl
51. Nasdaq Iceland hf.
52. Nasdaq International Ltd

53. Nasdaq Korea Ltd.
54. Nasdaq Limited
55. Nasdaq NLX Limited
56. Nasdaq Nordic Ltd
57. NASDAQ OMX Europe Ltd
58. Nasdaq Oslo ASA
59. Nasdaq Pty Ltd
60. Nasdaq Riga, AS
61. Nasdaq Stockholm AB
62. Nasdaq Tallinn AS
63. Nasdaq Technology (Japan) Ltd
64. Nasdaq Technology AB
65. Nasdaq Technology Canada Inc.
66. Nasdaq Technology Energy Systems AS
67. Nasdaq Technology Italy Srl
68. Nasdaq Teknoloji Servisi Limited Sirketi
69. Nasdaq Treasury AB
70. Nasdaq Vilnius Services UAB
71. OMX Netherlands B.V.
72. OMX Netherlands Holding B.V.
73. OMX Treasury Euro AB
74. OMX Treasury Euro Holding AB
75. PerTrac Financial Solutions Hong Kong Limited
76. Quandl, Inc.
77. Scila AB
78. Shareholder.com B.V.
79. Simplitium Ltd
80. Simplitium Services Ltd
81. SMARTS (Asia) Ltd
82. SMARTS Broker Compliance Pty Ltd
83. SMARTS Market Surveillance Pty Ltd

84. Sybenetix Limited
85. TopQ Software Limited
86. Whittaker & Garnier Limited

Nasdaq BX, Inc.

FORM 1 – Amendment of June 2019

EXHIBIT C

Nasdaq BX, Inc.

FORM 1 – Amendment of June 2019

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	104
Investments	34
Total Receivables - Net	137,830
Current Restricted Cash	-
Other Current Assets	172,110
Margin Deposits & Default Fund	-
Total Current Assets	**310,078**
Long Term Assets:	
Total Property and Equipment - Net	76,860
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	14,808
Other Long Term Assets	43,422
Total Long Term Assets	**1,058,653**
Total Assets	**1,368,732**
LIABILITIES	
Total AP and Accrued Expenses	20,456
SEC 31a Payable to the SEC	85,057
Accrued Personnel Costs	53,514
Deferred Revenue	35,954
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	53,302
Current Debt Obligations	-
Current Liabilities	**248,283**
Total Long Term Debt	-
Non Current Deferred Tax Liability	59,282
Non-current deferred revenue	35,259
All Other Long Term Liabilities	4,704

Long Term Liabilities	**99,244**
Total Liabilities	**347,526**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	111,375
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,021,205**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,021,205**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,368,732**

Nasdaq, Inc.
Unconsolidated Statement of Income -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	1,470,054
Corporate Services	214,435
Global Information Services	241,167
Market Technology Revenues	7,001
Other Revenues	28,707
Total Revenues	**1,961,364**
COST OF REVENUES	
Liquidity Rebates	**(887,041)**
Brokerage, Clearance and Exchange Fees	**(313,141)**
Total Cost of Revenues	**(1,200,182)**
Revenues less Cost of Revenues	**761,183**

Operating Expenses:	
Compensation and Benefits	137,804
Marketing and Advertising	13,336
Depr and Amortization	36,454
Professional and Contract Services	20,139
Computer Ops and Data Communication	59,259
Occupancy	15,300
Regulatory	8,301
General Administrative and Other	37,566
Merger Related Expenses Total	1,061
Total Operating Expenses	**329,220**
Operating Income	**431,963**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	2,911
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	434,873
Income Tax Provisions	**73,816**
Net Income	**361,057**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**361,057**

Nasdaq, Inc.
Unconsolidated Balance Sheet -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	373
Investments	-
Total Receivables - Net	6,335
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**6,708**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	20,841
Other Intangibles	-
Non Current Deferred Taxes	(575)
Other Long Term Assets	-
Total Long Term Assets	**20,266**
Total Assets	**26,974**
LIABILITIES	
Total AP and Accrued Expenses	26,913
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	17
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**26,930**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**26,930**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	43
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**44**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**44**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,974**

Nasdaq, Inc.
Unconsolidated Statement of Income -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	381
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**381**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**381**

Operating Expenses:	
Compensation and Benefits	(64)
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	58
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	55
Merger Related Expenses Total	0
Total Operating Expenses	**49**
Operating Income	**333**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	333
Income Tax Provisions	**(321)**
Net Income	**654**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**654**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	13,637
Current Restricted Cash	-
Other Current Assets	33,710
Margin Deposits & Default Fund	-
Total Current Assets	**47,347**
Long Term Assets:	
Total Property and Equipment - Net	5,477
Goodwill	140,412
Other Intangibles	86,215
Non Current Deferred Taxes	6,182
Other Long Term Assets	344
Total Long Term Assets	**238,631**
Total Assets	**285,978**
LIABILITIES	
Total AP and Accrued Expenses	957
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,211
Deferred Revenue	19,500
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(429)
Current Debt Obligations	-
Current Liabilities	**21,239**
Total Long Term Debt	-
Non Current Deferred Tax Liability	25,049
Non-current deferred revenue	1,419
All Other Long Term Liabilities	2,661

Long Term Liabilities	**29,129**
Total Liabilities	**50,368**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	39,095
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**235,610**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**235,610**
Total Liabilities Non Controlling Interest and Stockholders Equity	**285,978**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	46,480
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**46,480**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**46,480**

Operating Expenses:	
Compensation and Benefits	8,019
Marketing and Advertising	0
Depr and Amortization	9,710
Professional and Contract Services	1,620
Computer Ops and Data Communication	1,573
Occupancy	1,356
Regulatory	0
General Administrative and Other	2,484
Merger Related Expenses Total	345
Total Operating Expenses	**25,109**
Operating Income	**21,370**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(93)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	21,277
Income Tax Provisions	**5,582**
Net Income	**15,695**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**15,695**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	73
Margin Deposits & Default Fund	-
Total Current Assets	**73**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,400**
Total Assets	**1,473**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(59)
Current Debt Obligations	-
Current Liabilities	**(59)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	379
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**379**
Total Liabilities	**320**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,051)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,154**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,154**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1)
Income Tax Provisions	**13**
Net Income	**(14)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(14)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -BWise Internal Control, Inc. (sold 2019)

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,391
Investments	-
Total Receivables - Net	3,602
Current Restricted Cash	-
Other Current Assets	1,240
Margin Deposits & Default Fund	-
Total Current Assets	**6,232**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(91)
Other Long Term Assets	-
Total Long Term Assets	(91)
Total Assets	**6,142**
LIABILITIES	
Total AP and Accrued Expenses	313
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	722
Deferred Revenue	3,673
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(676)
Current Debt Obligations	-
Current Liabilities	**4,031**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(9)
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**(9)**
Total Liabilities	**4,023**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(2,315)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	4,433
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,119**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,119**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,142**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Internal Control, Inc. (sold 2019)
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**11,672**

Operating Expenses:	
Compensation and Benefits	5,294
Marketing and Advertising	74
Depr and Amortization	0
Professional and Contract Services	4,797
Computer Ops and Data Communication	10
Occupancy	259
Regulatory	0
General Administrative and Other	450
Merger Related Expenses Total	0
Total Operating Expenses	**10,884**
Operating Income	**788**
Total Interest Income	6
Total Interest Expense	(26)
Dividend and Investment Income - Internal	12
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	768
Income Tax Provisions	**203**
Net Income	**565**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**565**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	2,827
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**2,827**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	288
Other Intangibles	553
Non Current Deferred Taxes	(296)
Other Long Term Assets	-
Total Long Term Assets	**545**
Total Assets	**3,372**
LIABILITIES	
Total AP and Accrued Expenses	2,994
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	3
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**2,997**
Total Long Term Debt	-
Non Current Deferred Tax Liability	150
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**150**
Total Liabilities	**3,146**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	225
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**226**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**226**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,372**

Nasdaq, Inc.
Unconsolidated Statement of Income -Channel Capital Group Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(1)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(1)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(1)**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	40
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	17
Merger Related Expenses Total	0
Total Operating Expenses	**57**
Operating Income	**(58)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(58)
Income Tax Provisions	**(207)**
Net Income	**150**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**150**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Americas Inc.
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

Notes: New entity in 2018 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	6
Total Assets	6
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	6
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	6
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	6

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,892
Current Restricted Cash	-
Other Current Assets	65,523
Margin Deposits & Default Fund	-
Total Current Assets	**67,416**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	387
Non Current Deferred Taxes	129
Other Long Term Assets	-
Total Long Term Assets	**7,089**
Total Assets	**74,505**
LIABILITIES	
Total AP and Accrued Expenses	18
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	6,968
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	107
Current Debt Obligations	-
Current Liabilities	**7,093**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,343
Non-current deferred revenue	77
All Other Long Term Liabilities	603

Long Term Liabilities	**2,023**
Total Liabilities	**9,116**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	60,808
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**65,389**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**65,389**
Total Liabilities Non Controlling Interest and Stockholders Equity	**74,505**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	18,923
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**18,923**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**18,923**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	55
Professional and Contract Services	6
Computer Ops and Data Communication	156
Occupancy	0
Regulatory	0
General Administrative and Other	637
Merger Related Expenses Total	0
Total Operating Expenses	**855**
Operating Income	**18,068**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	18,068
Income Tax Provisions	**5,288**
Net Income	**12,780**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**12,780**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	96
Total Receivables - Net	3,922
Current Restricted Cash	-
Other Current Assets	78,070
Margin Deposits & Default Fund	-
Total Current Assets	**82,088**
Long Term Assets:	
Total Property and Equipment - Net	1,374
Goodwill	82,417
Other Intangibles	130,034
Non Current Deferred Taxes	(157)
Other Long Term Assets	42
Total Long Term Assets	**213,711**
Total Assets	**295,798**
LIABILITIES	
Total AP and Accrued Expenses	1,207
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,739
Deferred Revenue	655
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,455)
Current Debt Obligations	-
Current Liabilities	**2,147**
Total Long Term Debt	-
Non Current Deferred Tax Liability	62
Non-current deferred revenue	141
All Other Long Term Liabilities	1

Long Term Liabilities	**203**
Total Liabilities	**2,350**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	67,060
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**293,449**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**293,449**
Total Liabilities Non Controlling Interest and Stockholders Equity	**295,798**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	(7)
Corporate Services	0
Global Information Services	28,306
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**28,298**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**28,298**

Operating Expenses:	
Compensation and Benefits	4,788
Marketing and Advertising	257
Depr and Amortization	3,034
Professional and Contract Services	1,009
Computer Ops and Data Communication	2,147
Occupancy	342
Regulatory	0
General Administrative and Other	1,388
Merger Related Expenses Total	0
Total Operating Expenses	**12,965**
Operating Income	**15,333**
Total Interest Income	1
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(5)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	15,329
Income Tax Provisions	**1**
Net Income	**15,328**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**15,328**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	4,164
Current Restricted Cash	-
Other Current Assets	86
Margin Deposits & Default Fund	-
Total Current Assets	**4,251**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**4,251**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	5
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**5**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,159
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	87
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,246**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,246**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,251**

Nasdaq, Inc.
Unconsolidated Statement of Income -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**2**
Net Income	**(2)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	91,798
Current Restricted Cash	-
Other Current Assets	41
Margin Deposits & Default Fund	-
Total Current Assets	**91,839**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	107,156
Other Intangibles	-
Non Current Deferred Taxes	6
Other Long Term Assets	431,644
Total Long Term Assets	**538,806**
Total Assets	**630,645**
LIABILITIES	
Total AP and Accrued Expenses	195,698
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(26)
Current Debt Obligations	-
Current Liabilities	**195,672**
Total Long Term Debt	-
Non Current Deferred Tax Liability	86
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**86**
Total Liabilities	**195,758**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	232
Total Retained Earnings	3,010
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**434,887**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**434,887**
Total Liabilities Non Controlling Interest and Stockholders Equity	**630,645**

Nasdaq, Inc.

Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.

(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	3,130
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**3,130**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,130**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	26
Merger Related Expenses Total	0
Total Operating Expenses	**26**
Operating Income	**3,104**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,104
Income Tax Provisions	**24**
Net Income	**3,080**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,080**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	431,644
Total Long Term Assets	**431,644**
Total Assets	**431,644**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**431,644**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**431,644**
Total Liabilities Non Controlling Interest and Stockholders Equity	**431,644**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	10,391
Investments	-
Total Receivables - Net	308,155
Current Restricted Cash	-
Other Current Assets	21,292
Margin Deposits & Default Fund	-
Total Current Assets	**339,838**
Long Term Assets:	
Total Property and Equipment - Net	7,438
Goodwill	63,150
Other Intangibles	266,593
Non Current Deferred Taxes	5,529
Other Long Term Assets	184
Total Long Term Assets	**342,893**
Total Assets	**682,731**
LIABILITIES	
Total AP and Accrued Expenses	145,309
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,076
Deferred Revenue	59,159
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	6,622
Current Debt Obligations	-
Current Liabilities	**215,166**
Total Long Term Debt	-
Non Current Deferred Tax Liability	70,241
Non-current deferred revenue	1,398
All Other Long Term Liabilities	7,793

Long Term Liabilities	**79,432**
Total Liabilities	**294,598**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/(Loss)	114
Total Retained Earnings	9,970
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**388,133**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**388,133**
Total Liabilities Non Controlling Interest and Stockholders Equity	**682,731**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	62,742
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**62,742**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**62,742**

Operating Expenses:	
Compensation and Benefits	47,429
Marketing and Advertising	1,228
Depr and Amortization	20,540
Professional and Contract Services	3,130
Computer Ops and Data Communication	6,447
Occupancy	1,285
Regulatory	0
General Administrative and Other	4,254
Merger Related Expenses Total	(952)
Total Operating Expenses	**83,362**
Operating Income	**(20,621)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(20,621)
Income Tax Provisions	**(3,621)**
Net Income	**(17,000)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(17,000)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	73
Investments	-
Total Receivables - Net	26,089
Current Restricted Cash	-
Other Current Assets	4,900
Margin Deposits & Default Fund	-
Total Current Assets	**31,063**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	238,077
Other Intangibles	22,550
Non Current Deferred Taxes	(867)
Other Long Term Assets	483,714
Total Long Term Assets	**743,475**
Total Assets	**774,538**
LIABILITIES	
Total AP and Accrued Expenses	1,618
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**1,618**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,255
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**6,255**
Total Liabilities	**7,873**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	765,707
Accumulated Other Comprehensive Income/(Loss)	.(6)
Total Retained Earnings	963
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**766,664**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**766,664**
Total Liabilities Non Controlling Interest and Stockholders Equity	**774,538**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	(2)
Marketing and Advertising	0
Depr and Amortization	3,300
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(1)
Merger Related Expenses Total	0
Total Operating Expenses	**3,298**
Operating Income	**(3,298)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(3,298)
Income Tax Provisions	**(1,231)**
Net Income	**(2,067)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,067)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	20
Margin Deposits & Default Fund	-
Total Current Assets	**20**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**20**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**0**
Total Liabilities	**0**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	20
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**20**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**20**
Total Liabilities Non Controlling Interest and Stockholders Equity	**20**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	(20)
Total Operating Expenses	**(20)**
Operating Income	**20**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	20
Income Tax Provisions	**0**
Net Income	**20**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**20**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	35,307
Investments	-
Total Receivables - Net	833
Current Restricted Cash	250
Other Current Assets	15,055
Margin Deposits & Default Fund	-
Total Current Assets	51,445
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(253)
Other Long Term Assets	-
Total Long Term Assets	(253)
Total Assets	51,192
LIABILITIES	
Total AP and Accrued Expenses	213
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	914
Deferred Revenue	333
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,067
Current Debt Obligations	-
Current Liabilities	3,528
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
All Other Long Term Liabilities	194
Long Term Liabilities	193
Total Liabilities	3,721
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	50,855
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,384)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	47,472
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	47,472
Total Liabilities Non Controlling Interest anc Stockholders Equity	51,192

Nasdaq, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	25,074
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	25,074
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(2,869)
Total Cost of Revenues	(2,869)
Revenues less Cost of Revenues	22,205
Operating Expenses:	
Compensation and Benefits	2,910
Marketing and Advertising	11
Depr and Amortization	0
Professional and Contract Services	155
Computer Ops and Data Communication	343
Occupancy	296
Regulatory	81
General Administrative and Other	938
Merger Related Expenses Total	0
Total Operating Expenses	4,733
Operating Income	17,471
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	17,471
Income Tax Provisions	4,523
Net Income	12,948
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	12,948

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	8,498
Current Restricted Cash	-
Other Current Assets	72,564
Margin Deposits & Default Fund	-
Total Current Assets	**81,062**
Long Term Assets:	
Total Property and Equipment - Net	1,046
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Total Long Term Assets	**1,051**
Total Assets	**82,113**
LIABILITIES	
Total AP and Accrued Expenses	2,406
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**2,406**
Total Long Term Debt	-
Non Current Deferred Tax Liability	283
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**283**
Total Liabilities	**2,689**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	75,424
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**79,424**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**79,424**
Total Liabilities Non Controlling Interest and Stockholders Equity	**82,113**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	25,569
Corporate Services	0
Global Information Services	6,272
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**31,841**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**31,841**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	(2)
Depr and Amortization	280
Professional and Contract Services	1,056
Computer Ops and Data Communication	95
Occupancy	0
Regulatory	11,206
General Administrative and Other	1,053
Merger Related Expenses Total	0
Total Operating Expenses	**13,687**
Operating Income	**18,154**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	18,154
Income Tax Provisions	**5,237**
Net Income	**12,918**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**12,918**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	2,838
Current Restricted Cash	-
Other Current Assets	175,882
Margin Deposits & Default Fund	-
Total Current Assets	**178,720**
Long Term Assets:	
Total Property and Equipment - Net	1,540
Goodwill	585,835
Other Intangibles	47,093
Non Current Deferred Taxes	107
Other Long Term Assets	52,385
Total Long Term Assets	**686,960**
Total Assets	**865,680**
LIABILITIES	
Total AP and Accrued Expenses	186
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	202
Deferred Revenue	165
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,835
Current Debt Obligations	-
Current Liabilities	**2,389**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(136,860)
Non-current deferred revenue	-
All Other Long Term Liabilities	110

Long Term Liabilities	**(136,750)**
Total Liabilities	**(134,361)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,462,210
Accumulated Other Comprehensive Income/(Loss)	(27)
Total Retained Earnings	(462,142)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,000,042**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,000,042**
Total Liabilities Non Controlling Interest and Stockholders Equity	**865,680**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	(2,070)
Corporate Services	0
Global Information Services	0
Market Technology Revenues	15,862
Other Revenues	12
Total Revenues	**13,804**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(4)**
Total Cost of Revenues	**(4)**
Revenues less Cost of Revenues	**13,800**

Operating Expenses:	
Compensation and Benefits	1,110
Marketing and Advertising	0
Depr and Amortization	9,005
Professional and Contract Services	626
Computer Ops and Data Communication	5,074
Occupancy	275
Regulatory	0
General Administrative and Other	827
Merger Related Expenses Total	0
Total Operating Expenses	**16,917**
Operating Income	**(3,118)**
Total Interest Income	10
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(3,107)
Income Tax Provisions	**(1,810)**
Net Income	**(1,297)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,297)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	0
Investments	-
Total Receivables - Net	1,524
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**1,524**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(52)
Other Long Term Assets	-
Total Long Term Assets	**(52)**
Total Assets	**1,472**
LIABILITIES	
Total AP and Accrued Expenses	1,422
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**1,422**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**0**
Total Liabilities	**1,422**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	16
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	34
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**50**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**50**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,472**

Nasdaq, Inc.
Unconsolidated Statement of Income -Fundspire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1)
Income Tax Provisions	**(35)**
Net Income	**34**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**34**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	17
Investments	-
Total Receivables - Net	11
Current Restricted Cash	-
Other Current Assets	247
Margin Deposits & Default Fund	-
Total Current Assets	**275**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**275**
LIABILITIES	
Total AP and Accrued Expenses	(6)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	(6)
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1

Long Term Liabilities	**1**
Total Liabilities	**(5)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	180
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	100
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**280**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**280**
Total Liabilities Non Controlling Interest and Stockholders Equity	**275**

Nasdaq, Inc.
Unconsolidated Statement of Income -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**39**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	26
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**26**
Operating Income	**12**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	12
Income Tax Provisions	**3**
Net Income	**9**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**9**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(3)
Current Restricted Cash	-
Other Current Assets	53,820
Margin Deposits & Default Fund	-
Total Current Assets	**53,817**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	12,684
Other Intangibles	-
Non Current Deferred Taxes	(6)
Other Long Term Assets	-
Total Long Term Assets	**12,678**
Total Assets	**66,495**
LIABILITIES	
Total AP and Accrued Expenses	10
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	9
Current Debt Obligations	-
Current Liabilities	**20**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6
Non-current deferred revenue	-
All Other Long Term Liabilities	87

Long Term Liabilities	**93**
Total Liabilities	**114**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,653
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	52,728
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**66,381**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**66,381**
Total Liabilities Non Controlling Interest and Stockholders Equity	**66,495**

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	10
Professional and Contract Services	5
Computer Ops and Data Communication	0
Occupancy	(62)
Regulatory	0
General Administrative and Other	28
Merger Related Expenses Total	0
Total Operating Expenses	**(19)**
Operating Income	**19**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(348)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(329)
Income Tax Provisions	**(97)**
Net Income	**(232)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	(232)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	617
Other Long Term Assets	88,784
Total Long Term Assets	**109,241**
Total Assets	**109,241**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4,896
Current Debt Obligations	-
Current Liabilities	**4,896**
Total Long Term Debt	-
Non Current Deferred Tax Liability	19,404
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**19,404**
Total Liabilities	**24,300**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,842)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**84,941**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**84,941**
Total Liabilities Non Controlling Interest and Stockholders Equity	**109,241**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**4,191**
Net Income	**(4,191)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4,191)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	33,238
Total Long Term Assets	**41,793**
Total Assets	**41,793**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,789
Current Debt Obligations	-
Current Liabilities	**2,789**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,264
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**7,264**
Total Liabilities	**10,053**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,498)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**31,740**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**31,740**
Total Liabilities Non Controlling Interest and Stockholders Equity	**41,793**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**1,647**
Net Income	**(1,647)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1,647)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Inet Futures Exchange, LLC
(in thousands, unaudited)

Notes: No data in 2018

Nasdaq, Inc.

Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc.

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(4,540)
Current Restricted Cash	-
Other Current Assets	(13,889)
Margin Deposits & Default Fund	-
Total Current Assets	**(18,429)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	592,996
Non Current Deferred Taxes	(471)
Other Long Term Assets	131,877
Total Long Term Assets	**1,273,858**
Total Assets	**1,255,429**
LIABILITIES	
Total AP and Accrued Expenses	97,690
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,418)
Current Debt Obligations	-
Current Liabilities	**96,271**
Total Long Term Debt	-
Non Current Deferred Tax Liability	170,560
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**170,560**
Total Liabilities	**266,831**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	937,500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	51,098
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**988,598**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**988,598**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,255,429**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	11,362
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**11,362**
Operating Income	**(11,362)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(11,362)
Income Tax Provisions	**4,613**
Net Income	**(15,975)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15,975)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4
Current Debt Obligations	-
Current Liabilities	**4**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**4**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(4)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(4)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(4)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	113
Current Restricted Cash	-
Other Current Assets	2,734
Margin Deposits & Default Fund	-
Total Current Assets	**2,847**
Long Term Assets:	
Total Property and Equipment - Net	5,110
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(185)
Other Long Term Assets	-
Total Long Term Assets	**4,925**
Total Assets	**7,772**
LIABILITIES	
Total AP and Accrued Expenses	79
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,419
Deferred Revenue	60
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,638
Current Debt Obligations	-
Current Liabilities	**3,196**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,587
Non-current deferred revenue	-
All Other Long Term Liabilities	25

Long Term Liabilities	**1,613**
Total Liabilities	**4,809**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,512
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,451
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,963**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,963**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,772**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	4,918
Corporate Services	0
Global Information Services	11,761
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**16,679**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,679**

Operating Expenses:	
Compensation and Benefits	3,730
Marketing and Advertising	0
Depr and Amortization	6,566
Professional and Contract Services	1,530
Computer Ops and Data Communication	1,015
Occupancy	990
Regulatory	0
General Administrative and Other	1,191
Merger Related Expenses Total	0
Total Operating Expenses	**15,021**
Operating Income	**1,658**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,658
Income Tax Provisions	**469**
Net Income	**1,189**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,189**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,553
Current Restricted Cash	-
Other Current Assets	1,196
Margin Deposits & Default Fund	-
Total Current Assets	**2,750**
Long Term Assets:	
Total Property and Equipment - Net	38
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**38**
Total Assets	**2,788**
LIABILITIES	
Total AP and Accrued Expenses	497
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(17)
Current Debt Obligations	-
Current Liabilities	**480**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(16)
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	(16)
Total Liabilities	**463**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,598
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(274)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,324**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,324**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,788**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	24
Total Revenues	**24**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**24**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	18
Professional and Contract Services	40
Computer Ops and Data Communication	15
Occupancy	27
Regulatory	0
General Administrative and Other	153
Merger Related Expenses Total	0
Total Operating Expenses	**253**
Operating Income	**(229)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(229)
Income Tax Provisions	**(64)**
Net Income	**(165)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(165)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	350
Investments	-
Total Receivables - Net	-
Current Restricted Cash	250
Other Current Assets	22
Margin Deposits & Default Fund	-
Total Current Assets	**622**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**622**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	190
Current Debt Obligations	-
Current Liabilities	**190**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**190**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(241)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**432**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**432**
Total Liabilities Non Controlling Interest and Stockholders Equity	**622**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	45
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**45**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**45**

Operating Expenses:	
Compensation and Benefits	146
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	5
Merger Related Expenses Total	0
Total Operating Expenses	**181**
Operating Income	**(136)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(136)
Income Tax Provisions	**(40)**
Net Income	**(96)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(96)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	75
Other Intangibles	-
Non Current Deferred Taxes	(40)
Other Long Term Assets	-
Total Long Term Assets	**35**
Total Assets	**35**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	22
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,687
Current Debt Obligations	-
Current Liabilities	**1,709**
Total Long Term Debt	-
Non Current Deferred Tax Liability	12
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**12**
Total Liabilities	**1,721**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,577)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(1,686)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,686)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**35**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**(22)**
Net Income	**22**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**22**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	117
Investments	-
Total Receivables - Net	13,680
Current Restricted Cash	-
Other Current Assets	57,491
Margin Deposits & Default Fund	-
Total Current Assets	**71,289**
Long Term Assets:	
Total Property and Equipment - Net	1,246
Goodwill	23,521
Other Intangibles	-
Non Current Deferred Taxes	221
Other Long Term Assets	18,256
Total Long Term Assets	**43,244**
Total Assets	**114,532**
LIABILITIES	
Total AP and Accrued Expenses	99
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	279
Deferred Revenue	(0)
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	6,677
Current Debt Obligations	-
Current Liabilities	**7,054**
Total Long Term Debt	-
Non Current Deferred Tax Liability	554
Non-current deferred revenue	-
All Other Long Term Liabilities	176

Long Term Liabilities	**730**
Total Liabilities	**7,784**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	139
Total Retained Earnings	57,610
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**106,748**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**106,748**
Total Liabilities Non Controlling Interest and Stockholders Equity	**114,532**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	359
Global Information Services	0
Market Technology Revenues	0
Other Revenues	(1)
Total Revenues	**358**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**358**

Operating Expenses:	
Compensation and Benefits	102
Marketing and Advertising	0
Depr and Amortization	601
Professional and Contract Services	74
Computer Ops and Data Communication	46
Occupancy	(30)
Regulatory	0
General Administrative and Other	80
Merger Related Expenses Total	0
Total Operating Expenses	**873**
Operating Income	**(515)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	913
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	398
Income Tax Provisions	**2,508**
Net Income	**(2,110)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,110)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	180,644
Current Restricted Cash	-
Other Current Assets	4,393
Margin Deposits & Default Fund	-
Total Current Assets	**185,037**
Long Term Assets:	
Total Property and Equipment - Net	19,062
Goodwill	131,949
Other Intangibles	18,878
Non Current Deferred Taxes	1,996
Other Long Term Assets	197,224
Total Long Term Assets	**369,109**
Total Assets	**554,146**
LIABILITIES	
Total AP and Accrued Expenses	9,691
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	15,992
Deferred Revenue	5,753
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	100,497
Current Debt Obligations	-
Current Liabilities	**131,933**
Total Long Term Debt	-
Non Current Deferred Tax Liability	17,723
Non-current deferred revenue	-
All Other Long Term Liabilities	938

Long Term Liabilities	**18,661**
Total Liabilities	**150,594**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	449,368
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(45,816)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**403,552**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**403,552**
Total Liabilities Non Controlling Interest and Stockholders Equity	**554,146**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	19
Corporate Services	90,412
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,003
Total Revenues	**92,434**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**128,652**

Operating Expenses:	
Compensation and Benefits	58,826
Marketing and Advertising	1,157
Depr and Amortization	13,027
Professional and Contract Services	47,607
Computer Ops and Data Communication	7,345
Occupancy	5,467
Regulatory	0
General Administrative and Other	12,561
Merger Related Expenses Total	6,683
Total Operating Expenses	**152,672**
Operating Income	**(24,020)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	76,215
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	52,195
Income Tax Provisions	**15,334**
Net Income	**36,860**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**36,860**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	2,892
Investments	-
Total Receivables - Net	2,698
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**5,590**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	-
Total Long Term Assets	**1**
Total Assets	**5,591**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	7
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	5,179
Current Debt Obligations	-
Current Liabilities	**5,186**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**-**
Total Liabilities	**5,186**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	405
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**405**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**405**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,591**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	3,645
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**3,645**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,645**

Operating Expenses:	
Compensation and Benefits	253
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	2,133
Occupancy	25
Regulatory	0
General Administrative and Other	90
Merger Related Expenses Total	0
Total Operating Expenses	**2,501**
Operating Income	**1,145**
Total Interest Income	0
Total Interest Expense	(127)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,018
Income Tax Provisions	**332**
Net Income	**686**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**686**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	14,951
Investments	250
Total Receivables - Net	-
Current Restricted Cash	250
Other Current Assets	5,684
Margin Deposits & Default Fund	-
Total Current Assets	**21,134**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	7
Other Long Term Assets	10
Total Long Term Assets	**5,586**
Total Assets	**26,720**
LIABILITIES	
Total AP and Accrued Expenses	2,254
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	243
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	18
Current Debt Obligations	-
Current Liabilities	**2,515**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(185)
Non-current deferred revenue	-
All Other Long Term Liabilities	30

Long Term Liabilities	**(156)**
Total Liabilities	**2,359**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,947)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**24,361**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**24,361**
Total Liabilities Non Controlling Interest and Stockholders Equity	**26,720**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	32,217
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**32,217**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(29,314)**
Total Cost of Revenues	**(29,314)**
Revenues less Cost of Revenues	**2,903**

Operating Expenses:	
Compensation and Benefits	995
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	73
Computer Ops and Data Communication	18
Occupancy	27
Regulatory	0
General Administrative and Other	123
Merger Related Expenses Total	0
Total Operating Expenses	**1,235**
Operating Income	**1,668**
Total Interest Income	58
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,727
Income Tax Provisions	**464**
Net Income	**1,263**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,263**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	719
Investments	-
Total Receivables - Net	601
Current Restricted Cash	3,249
Other Current Assets	3,270
Margin Deposits & Default Fund	-
Total Current Assets	**7,839**
Long Term Assets:	
Total Property and Equipment - Net	384
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(51)
Other Long Term Assets	-
Total Long Term Assets	**332**
Total Assets	**8,172**
LIABILITIES	
Total AP and Accrued Expenses	706
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	478
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	9
Current Debt Obligations	-
Current Liabilities	**1,194**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(15)
Non-current deferred revenue	-
All Other Long Term Liabilities	4

Long Term Liabilities	**(12)**
Total Liabilities	**1,182**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(33,404)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**6,989**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,989**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,172**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	6,575
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**6,575**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(7,285)**
Total Cost of Revenues	**(7,285)**
Revenues less Cost of Revenues	**(710)**

Operating Expenses:	
Compensation and Benefits	2,495
Marketing and Advertising	106
Depr and Amortization	225
Professional and Contract Services	1,450
Computer Ops and Data Communication	2,028
Occupancy	471
Regulatory	784
General Administrative and Other	985
Merger Related Expenses Total	0
Total Operating Expenses	**8,544**
Operating Income	**(9,254)**
Total Interest Income	127
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(9,127)
Income Tax Provisions	**(2,723)**
Net Income	**(6,404)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(6,404)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	16,440
Current Restricted Cash	-
Other Current Assets	32,437
Margin Deposits & Default Fund	-
Total Current Assets	**48,877**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	19
Other Long Term Assets	5,220
Total Long Term Assets	**5,239**
Total Assets	**54,116**
LIABILITIES	
Total AP and Accrued Expenses	4,531
SEC 31a Payable to the SEC	1,046
Accrued Personnel Costs	37
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	393
Current Debt Obligations	-
Current Liabilities	**6,007**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	105

Long Term Liabilities	**105**
Total Liabilities	**6,113**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	34,968
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**48,003**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**48,003**
Total Liabilities Non Controlling Interest and Stockholders Equity	**54,116**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	132,008
Corporate Services	0
Global Information Services	713
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**132,721**
COST OF REVENUES	
Liquidity Rebates	**(100,174)**
Brokerage, Clearance and Exchange Fees	**(4,162)**
Total Cost of Revenues	**(104,335)**
Revenues less Cost of Revenues	**28,386**

Operating Expenses:	
Compensation and Benefits	149
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	130
Occupancy	39
Regulatory	515
General Administrative and Other	97
Merger Related Expenses Total	0
Total Operating Expenses	**959**
Operating Income	**27,427**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	27,427
Income Tax Provisions	**7,718**
Net Income	**19,709**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**19,709**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	29
Investments	-
Total Receivables - Net	421
Current Restricted Cash	-
Other Current Assets	382,297
Margin Deposits & Default Fund	-
Total Current Assets	**382,746**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	23,714
Other Long Term Assets	4,614,713
Total Long Term Assets	**4,638,427**
Total Assets	**5,021,173**
LIABILITIES	
Total AP and Accrued Expenses	752
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	207,017
Current Debt Obligations	-
Current Liabilities	**207,770**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2
Non-current deferred revenue	-
All Other Long Term Liabilities	11,523

Long Term Liabilities	**11,525**
Total Liabilities	**219,295**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(295,967)
Total Retained Earnings	463,433
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,801,879**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,801,879**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,021,173**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	15,128
Total Interest Expense	(2,816)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	12,312
Income Tax Provisions	**34,380**
Net Income	**(22,068)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(22,068)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	102,488
Investments	38,777
Total Receivables - Net	50,579
Current Restricted Cash	-
Other Current Assets	350,606
Margin Deposits & Default Fund	-
Total Current Assets	**542,450**
Long Term Assets:	
Total Property and Equipment - Net	66,654
Goodwill	12,314
Other Intangibles	969
Non Current Deferred Taxes	32,705
Other Long Term Assets	9,986,517
Total Long Term Assets	**10,099,159**
Total Assets	**10,641,610**
LIABILITIES	
Total AP and Accrued Expenses	327,418
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	40,961
Deferred Revenue	2,749
Current Portion of Long Term Debt	600,000
Current Portion Capital Leases	-
Other Accrued Liabilities	1,524,566
Current Debt Obligations	874,800
Current Liabilities	**2,770,494**
Total Long Term Debt	2,956,593
Non Current Deferred Tax Liability	12,244
Non-current deferred revenue	-
All Other Long Term Liabilities	59,431

Long Term Liabilities	**3,028,267**
Total Liabilities	**5,798,761**
EQUITY	
Common Stock Total	1,704
Common Stock in Treasury Total	(296,344)
Additional Paid in Capital	2,655,705
Accumulated Other Comprehensive Income/(Loss)	(18,644)
Total Retained Earnings	2,500,427
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,842,849**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,842,849**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,641,610**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	2,578
Global Information Services	136,516
Market Technology Revenues	0
Other Revenues	89,489
Total Revenues	**228,582**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**228,565**

Operating Expenses:	
Compensation and Benefits	194,706
Marketing and Advertising	15,878
Depr and Amortization	12,950
Professional and Contract Services	52,309
Computer Ops and Data Communication	14,715
Occupancy	18,609
Regulatory	3
General Administrative and Other	26,874
Merger Related Expenses Total	9,209
Total Operating Expenses	**345,255**
Operating Income	**(116,690)**
Total Interest Income	3,948
Total Interest Expense	(161,618)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(807)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(44,488)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(319,656)
Income Tax Provisions	**(26,372)**
Net Income	**(293,283)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(293,283)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	54
Current Restricted Cash	-
Other Current Assets	30,969
Margin Deposits & Default Fund	-
Total Current Assets	**31,023**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(2)
Other Long Term Assets	-
Total Long Term Assets	**(2)**
Total Assets	**31,022**
LIABILITIES	
Total AP and Accrued Expenses	86
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	632
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	240
Current Debt Obligations	-
Current Liabilities	**959**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	53

Long Term Liabilities	**53**
Total Liabilities	**1,012**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	29,010
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**30,010**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**30,010**
Total Liabilities Non Controlling Interest and Stockholders Equity	**31,022**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	73
Corporate Services	0
Global Information Services	68,329
Market Technology Revenues	0
Other Revenues	21
Total Revenues	**68,423**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**68,423**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	42
Computer Ops and Data Communication	236
Occupancy	0
Regulatory	0
General Administrative and Other	1,362
Merger Related Expenses Total	0
Total Operating Expenses	**1,639**
Operating Income	**66,784**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	66,784
Income Tax Provisions	**19,177**
Net Income	**47,607**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**47,607**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	20
Margin Deposits & Default Fund	-
Total Current Assets	**20**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Total Long Term Assets	**5**
Total Assets	**25**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	131
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,969
Current Debt Obligations	-
Current Liabilities	**2,100**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**(1)**
Total Liabilities	**2,100**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,717)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(2,075)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(2,075)
Total Liabilities Non Controlling Interest and Stockholders Equity	**25**

Nasdaq, Inc.

Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.

(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	382
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	1
Occupancy	0
Regulatory	0
General Administrative and Other	7
Merger Related Expenses Total	0
Total Operating Expenses	**391**
Operating Income	**(391)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(391)
Income Tax Provisions	**(109)**
Net Income	**(283)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(283)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	54,390
Current Restricted Cash	-
Other Current Assets	120,832
Margin Deposits & Default Fund	-
Total Current Assets	**175,222**
Long Term Assets:	
Total Property and Equipment - Net	7,878
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	613
Other Long Term Assets	71,582
Total Long Term Assets	**80,072**
Total Assets	**255,295**
LIABILITIES	
Total AP and Accrued Expenses	37,306
SEC 31a Payable to the SEC	3,047
Accrued Personnel Costs	3,191
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(11,015)
Current Debt Obligations	-
Current Liabilities	**32,529**
Total Long Term Debt	-
Non Current Deferred Tax Liability	10,095
Non-current deferred revenue	-
All Other Long Term Liabilities	1,302

Long Term Liabilities	**11,397**
Total Liabilities	**43,926**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	100,248
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	111,121
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**211,369**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**211,369**
Total Liabilities Non Controlling Interest and Stockholders Equity	**255,295**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	213,720
Corporate Services	0
Global Information Services	10,221
Market Technology Revenues	0
Other Revenues	1,955
Total Revenues	**225,896**
COST OF REVENUES	
Liquidity Rebates	**(109,284)**
Brokerage, Clearance and Exchange Fees	**(12,844)**
Total Cost of Revenues	**(122,128)**
Revenues less Cost of Revenues	**103,768**

Operating Expenses:	
Compensation and Benefits	5,375
Marketing and Advertising	45
Depr and Amortization	1,834
Professional and Contract Services	1,004
Computer Ops and Data Communication	2,262
Occupancy	1,531
Regulatory	848
General Administrative and Other	487
Merger Related Expenses Total	(1,927)
Total Operating Expenses	**11,460**
Operating Income	**92,308**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(12)
Income from Unconsolidated Investees - net	8,082
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	100,377
Income Tax Provisions	**26,180**
Net Income	**74,197**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**74,197**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,252
Current Restricted Cash	-
Other Current Assets	2,729
Margin Deposits & Default Fund	-
Total Current Assets	**3,981**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	4,002
Total Long Term Assets	**4,006**
Total Assets	**7,987**
LIABILITIES	
Total AP and Accrued Expenses	211
SEC 31a Payable to the SEC	38
Accrued Personnel Costs	2
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	191
Current Debt Obligations	-
Current Liabilities	**442**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	0

Long Term Liabilities	**0**
Total Liabilities	**442**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,191
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,354
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**7,545**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**7,545**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,987**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq MRX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	2,971
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**2,971**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(271)**
Total Cost of Revenues	**(271)**
Revenues less Cost of Revenues	**2,700**

Operating Expenses:	
Compensation and Benefits	56
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	30
Computer Ops and Data Communication	128
Occupancy	32
Regulatory	306
General Administrative and Other	33
Merger Related Expenses Total	0
Total Operating Expenses	**584**
Operating Income	**2,116**
Total Interest Income	11
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,126
Income Tax Provisions	**589**
Net Income	**1,537**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,537**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,933
Margin Deposits & Default Fund	-
Total Current Assets	**1,933**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	17,336
Other Intangibles	-
Non Current Deferred Taxes	(76)
Other Long Term Assets	-
Total Long Term Assets	**17,260**
Total Assets	**19,193**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,504
Non-current deferred revenue	-
All Other Long Term Liabilities	42

Long Term Liabilities	**1,546**
Total Liabilities	**1,546**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24,713
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(7,067)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**17,646**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,646**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,193**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**83**
Net Income	**(83)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(83)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	10
Total Receivables - Net	7,547
Current Restricted Cash	-
Other Current Assets	93,082
Margin Deposits & Default Fund	-
Total Current Assets	**100,639**
Long Term Assets:	
Total Property and Equipment - Net	325
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	3,032
Total Long Term Assets	**3,357**
Total Assets	**103,996**
LIABILITIES	
Total AP and Accrued Expenses	377
SEC 31a Payable to the SEC	9,962
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4,547
Current Debt Obligations	-
Current Liabilities	**14,886**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(61)
Non-current deferred revenue	-
All Other Long Term Liabilities	151

Long Term Liabilities	**90**
Total Liabilities	**14,976**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(15,300)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	104,320
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**89,020**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**89,020**
Total Liabilities Non Controlling Interest and Stockholders Equity	**103,996**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	142,975
Corporate Services	0
Global Information Services	23,659
Market Technology Revenues	0
Other Revenues	231
Total Revenues	**166,866**
COST OF REVENUES	
Liquidity Rebates	**(69,318)**
Brokerage, Clearance and Exchange Fees	**(45,070)**
Total Cost of Revenues	**(114,389)**
Revenues less Cost of Revenues	**52,477**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	226
Professional and Contract Services	119
Computer Ops and Data Communication	247
Occupancy	0
Regulatory	786
General Administrative and Other	1,899
Merger Related Expenses Total	0
Total Operating Expenses	**3,277**
Operating Income	**49,200**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	49,200
Income Tax Provisions	**(1)**
Net Income	**49,201**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**49,201**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	7
Investments	11
Total Receivables - Net	22,151
Current Restricted Cash	-
Other Current Assets	(440)
Margin Deposits & Default Fund	-
Total Current Assets	**21,729**
Long Term Assets:	
Total Property and Equipment - Net	38,664
Goodwill	503,610
Other Intangibles	270,176
Non Current Deferred Taxes	5,397
Other Long Term Assets	58,517
Total Long Term Assets	**876,365**
Total Assets	**898,093**
LIABILITIES	
Total AP and Accrued Expenses	2,423
SEC 31a Payable to the SEC	9,372
Accrued Personnel Costs	5,472
Deferred Revenue	332
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	108,235
Current Debt Obligations	-
Current Liabilities	**125,834**
Total Long Term Debt	-
Non Current Deferred Tax Liability	90,973
Non-current deferred revenue	-
All Other Long Term Liabilities	30,298

Long Term Liabilities	**121,271**
Total Liabilities	**247,105**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	(5,937)
Total Retained Earnings	583,467
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**650,988**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**650,988**
Total Liabilities Non Controlling Interest and Stockholders Equity	**898,093**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	300,833
Corporate Services	0
Global Information Services	18,315
Market Technology Revenues	0
Other Revenues	345
Total Revenues	**319,494**
COST OF REVENUES	
Liquidity Rebates	**(141,202)**
Brokerage, Clearance and Exchange Fees	**(38,935)**
Total Cost of Revenues	**(180,137)**
Revenues less Cost of Revenues	**139,357**

Operating Expenses:	
Compensation and Benefits	14,973
Marketing and Advertising	130
Depr and Amortization	10,744
Professional and Contract Services	702
Computer Ops and Data Communication	1,971
Occupancy	(487)
Regulatory	3,935
General Administrative and Other	6,802
Merger Related Expenses Total	0
Total Operating Expenses	**38,768**
Operating Income	**100,589**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	8,082
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	108,671
Income Tax Provisions	**32,598**
Net Income	**76,072**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**76,072**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	0
Current Restricted Cash	-
Other Current Assets	84,620
Margin Deposits & Default Fund	-
Total Current Assets	**84,620**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(567)
Other Long Term Assets	1,287
Total Long Term Assets	**720**
Total Assets	**85,341**
LIABILITIES	
Total AP and Accrued Expenses	1,451
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	0
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,386
Current Debt Obligations	-
Current Liabilities	**3,837**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	0

Long Term Liabilities	**0**
Total Liabilities	**3,837**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	61,504
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**81,504**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**81,504**
Total Liabilities Non Controlling Interest and Stockholders Equity	**85,341**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	103,254
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**103,254**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**103,254**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	562
Computer Ops and Data Communication	53
Occupancy	19,554
Regulatory	0
General Administrative and Other	4,966
Merger Related Expenses Total	0
Total Operating Expenses	**25,135**
Operating Income	**78,119**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	78,119
Income Tax Provisions	**21,703**
Net Income	**56,416**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**56,416**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	11,054
Margin Deposits & Default Fund	-
Total Current Assets	**11,054**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23,321
Total Long Term Assets	**23,321**
Total Assets	**34,375**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	7,858
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**34,375**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**34,375**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,375**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	800
Investments	-
Total Receivables - Net	1,641
Current Restricted Cash	250
Other Current Assets	37
Margin Deposits & Default Fund	-
Total Current Assets	**2,728**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**2,728**
LIABILITIES	
Total AP and Accrued Expenses	1,906
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	12
Current Debt Obligations	-
Current Liabilities	**1,918**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**1,918**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,050
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(240)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**810**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**810**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,728**

Nasdaq, Inc.
Unconsolidated Statement of Income -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	7
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	7
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**7**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	93
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	25
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**118**
Operating Income	**(111)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(111)
Income Tax Provisions	**(31)**
Net Income	**(80)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(80)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -HXSquare
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned

Nasdaq, Inc.

Unconsolidated Balance Sheet -Operations & Compliance Network, LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,543
Current Restricted Cash	-
Other Current Assets	1,051
Margin Deposits & Default Fund	-
Total Current Assets	**2,594**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**2,594**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	(0)
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**(0)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	(0)
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,594
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,594**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,594**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,594**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	2,968
Other Revenues	0
Total Revenues	**2,968**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,968**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**2,968**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,968
Income Tax Provisions	**820**
Net Income	**2,148**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,148**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	232
Current Restricted Cash	-
Other Current Assets	3
Margin Deposits & Default Fund	-
Total Current Assets	**235**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,264
Other Intangibles	2,951
Non Current Deferred Taxes	0
Other Long Term Assets	-
Total Long Term Assets	**4,216**
Total Assets	**4,451**
LIABILITIES	
Total AP and Accrued Expenses	121
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	0
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(0)
Current Debt Obligations	-
Current Liabilities	**121**
Total Long Term Debt	-
Non Current Deferred Tax Liability	830
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**830**
Total Liabilities	**951**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,314
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	186
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,500**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,500**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,451**

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(5)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(5)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(5)**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	213
Professional and Contract Services	9
Computer Ops and Data Communication	0
Occupancy	6
Regulatory	0
General Administrative and Other	10
Merger Related Expenses Total	0
Total Operating Expenses	**239**
Operating Income	**(244)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(244)
Income Tax Provisions	**(43)**
Net Income	**(201)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(201)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	135
Margin Deposits & Default Fund	-
Total Current Assets	**135**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	486
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**486**
Total Assets	**622**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(33)
Current Debt Obligations	-
Current Liabilities	**(33)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(247)
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**(247)**
Total Liabilities	**(280)**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,622
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(720)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**902**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**902**
Total Liabilities Non Controlling Interest and Stockholders Equity	**622**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	405
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**409**
Operating Income	**(409)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(409)
Income Tax Provisions	**(144)**
Net Income	**(265)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(265)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	483
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**483**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,122
Total Long Term Assets	**8,655**
Total Assets	**9,138**
LIABILITIES	
Total AP and Accrued Expenses	169
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	366
Current Debt Obligations	-
Current Liabilities	**535**
Total Long Term Debt	-
Non Current Deferred Tax Liability	485
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**485**
Total Liabilities	**1,020**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	8,358
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(240)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**8,119**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,119**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,138**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	15
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**15**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**15**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**2**
Operating Income	**13**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	13
Income Tax Provisions	**5**
Net Income	**9**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**9**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	6,144
Investments	-
Total Receivables - Net	97
Current Restricted Cash	498
Other Current Assets	57
Margin Deposits & Default Fund	-
Total Current Assets	**6,796**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**198**
Total Assets	**6,994**
LIABILITIES	
Total AP and Accrued Expenses	19
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,676
Current Debt Obligations	-
Current Liabilities	**2,695**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	7
Total Liabilities	**2,702**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,792
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,292**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,292**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,994**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	5,434
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**5,434**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,434**

Operating Expenses:	
Compensation and Benefits	(1)
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1,340
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	33
General Administrative and Other	35
Merger Related Expenses Total	0
Total Operating Expenses	**1,406**
Operating Income	**4,027**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4,027
Income Tax Provisions	**1,382**
Net Income	**2,645**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,645**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	715
Investments	-
Total Receivables - Net	34,220
Current Restricted Cash	-
Other Current Assets	11,447
Margin Deposits & Default Fund	-
Total Current Assets	**46,382**
Long Term Assets:	
Total Property and Equipment - Net	13
Goodwill	3,798
Other Intangibles	32,186
Non Current Deferred Taxes	6
Other Long Term Assets	611
Total Long Term Assets	**36,614**
Total Assets	**82,997**
LIABILITIES	
Total AP and Accrued Expenses	14,501
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	2,610
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	23
Current Debt Obligations	-
Current Liabilities	**17,134**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,145
Non-current deferred revenue	45
All Other Long Term Liabilities	120

Long Term Liabilities	**9,311**
Total Liabilities	**26,445**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/(Loss)	257
Total Retained Earnings	4,225
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**56,552**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**56,552**
Total Liabilities Non Controlling Interest and Stockholders Equity	**82,997**

Nasdaq, Inc.

Unconsolidated Statement of Income -Strategic Financial Solutions, LLC

(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	3,297
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**3,297**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,297**

Operating Expenses:	
Compensation and Benefits	(77)
Marketing and Advertising	0
Depr and Amortization	2,337
Professional and Contract Services	0
Computer Ops and Data Communication	82
Occupancy	423
Regulatory	0
General Administrative and Other	199
Merger Related Expenses Total	0
Total Operating Expenses	**2,965**
Operating Income	**332**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	332
Income Tax Provisions	**422**
Net Income	**(90)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(90)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	30
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**30**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**30**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(30)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(30)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(30)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	30
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**30**
Operating Income	**(30)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(30)
Income Tax Provisions	**0**
Net Income	**(30)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(30)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- EXCH entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	373
Investments	-
Total Receivables - Net	290
Current Restricted Cash	-
Other Current Assets	23
Margin Deposits & Default Fund	-
Total Current Assets	**685**
Long Term Assets:	
Total Property and Equipment - Net	948
Goodwill	-
Other Intangibles	1,558
Non Current Deferred Taxes	79
Other Long Term Assets	9,408
Total Long Term Assets	**11,994**
Total Assets	**12,679**
LIABILITIES	
Total AP and Accrued Expenses	1,129
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,876
Deferred Revenue	13
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	25,897
Current Debt Obligations	-
Current Liabilities	**28,915**
Total Long Term Debt	-
Non Current Deferred Tax Liability	100
Non-current deferred revenue	-
All Other Long Term Liabilities	(71)

Long Term Liabilities	**29**
Total Liabilities	**28,944**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(39,014)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(16,265)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(16,265)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,679**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	335
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,286
Total Revenues	**1,620**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,620**

Operating Expenses:	
Compensation and Benefits	5,418
Marketing and Advertising	82
Depr and Amortization	569
Professional and Contract Services	575
Computer Ops and Data Communication	399
Occupancy	609
Regulatory	1
General Administrative and Other	565
Merger Related Expenses Total	65
Total Operating Expenses	**8,285**
Operating Income	**(6,664)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(42)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(6,706)
Income Tax Provisions	**3**
Net Income	**(6,709)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(6,709)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned

Nasdaq, Inc.

Unconsolidated Balance Sheet -The Stock Clearing Corporation of Philadelphia

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	71
Margin Deposits & Default Fund	-
Total Current Assets	**71**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**71**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	3
Current Debt Obligations	-
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(6)
Non-current deferred revenue	-
All Other Long Term Liabilities	12

Long Term Liabilities	**5**
Total Liabilities	**9**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(677)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**62**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**62**
Total Liabilities Non Controlling Interest and Stockholders Equity	**71**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**1**
Net Income	**(1)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(1)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -US Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	202
Investments	-
Total Receivables - Net	77,812
Current Restricted Cash	-
Other Current Assets	71,382
Margin Deposits & Default Fund	-
Total Current Assets	**149,395**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	937,500
Total Long Term Assets	**937,459**
Total Assets	**1,086,855**
LIABILITIES	
Total AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	8,510
Current Debt Obligations	-
Current Liabilities	**7,812**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	8

Long Term Liabilities	**8**
Total Liabilities	**7,820**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,069,888
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	9,146
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,079,035**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,079,035**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,086,855**

Nasdaq, Inc.
Unconsolidated Statement of Income -US Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,941
Total Revenues	**1,941**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,941**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**1,941**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,941
Income Tax Provisions	**(536)**
Net Income	**2,477**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,477**

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	14
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**14**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**14**
LIABILITIES	
Total AP and Accrued Expenses	15
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**15**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/(Loss)	0
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14**

Nasdaq, Inc.
Unconsolidated Statement of Income -2157971 Ontario Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(0)
Income Tax Provisions	**0**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	540
Investments	-
Total Receivables - Net	80
Current Restricted Cash	860
Other Current Assets	676
Margin Deposits & Default Fund	-
Total Current Assets	**2,156**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	27
Other Long Term Assets	(0)
Total Long Term Assets	**27**
Total Assets	**2,182**
LIABILITIES	
Total AP and Accrued Expenses	27
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	80
Deferred Revenue	28
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	28
Current Debt Obligations	-
Current Liabilities	**163**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	55
All Other Long Term Liabilities	-

Long Term Liabilities	**55**
Total Liabilities	**218**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,654
Accumulated Other Comprehensive Income/(Loss)	(835)
Total Retained Earnings	(828)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,991**
Non Controlling Interest	(26)
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,965**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,182**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	398
Corporate Services	494
Global Information Services	83
Market Technology Revenues	0
Other Revenues	544
Total Revenues	**1,519**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,519**

Operating Expenses:	
Compensation and Benefits	393
Marketing and Advertising	39
Depr and Amortization	0
Professional and Contract Services	208
Computer Ops and Data Communication	101
Occupancy	0
Regulatory	23
General Administrative and Other	83
Merger Related Expenses Total	0
Total Operating Expenses	**847**
Operating Income	**672**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	672
Income Tax Provisions	**98**
Net Income	**575**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**575**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	157
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(25)
Margin Deposits & Default Fund	-
Total Current Assets	**132**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	81
Total Long Term Assets	**81**
Total Assets	**213**
LIABILITIES	
Total AP and Accrued Expenses	8
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	0
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(14)
Current Debt Obligations	-
Current Liabilities	(6)
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	(6)
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	35
Accumulated Other Comprehensive Income/(Loss)	65
Total Retained Earnings	118
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**219**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**219**
Total Liabilities Non Controlling Interest and Stockholders Equity	**213**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	50
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**50**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**50**

Operating Expenses:	
Compensation and Benefits	1
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	41
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**43**
Operating Income	7
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	7
Income Tax Provisions	**0**
Net Income	**7**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	7

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus AS
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	630
Investments	-
Total Receivables - Net	196
Current Restricted Cash	-
Other Current Assets	(876)
Margin Deposits & Default Fund	-
Total Current Assets	**(50)**
Long Term Assets:	
Total Property and Equipment - Net	805
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**805**
Total Assets	**755**
LIABILITIES	
Total AP and Accrued Expenses	60
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	90
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(4)
Current Debt Obligations	-
Current Liabilities	**146**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**146**
EQUITY	
Common Stock Total	229
Common Stock in Treasury Total	-
Additional Paid in Capital	414
Accumulated Other Comprehensive Income/(Loss)	(16)
Total Retained Earnings	(19)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**609**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**609**
Total Liabilities Non Controlling Interest and Stockholders Equity	**755**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus AS
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	1,134
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	37
Total Revenues	**1,171**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,171**

Operating Expenses:	
Compensation and Benefits	377
Marketing and Advertising	0
Depr and Amortization	70
Professional and Contract Services	265
Computer Ops and Data Communication	402
Occupancy	68
Regulatory	5
General Administrative and Other	31
Merger Related Expenses Total	0
Total Operating Expenses	**1,217**
Operating Income	**(46)**
Total Interest Income	0
Total Interest Expense	(6)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(52)
Income Tax Provisions	**0**
Net Income	**(52)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(52)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (HK) Limited (liquidated 2018)
(in thousands, unaudited)

-
Notes: liquidated 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	47
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	184
Margin Deposits & Default Fund	-
Total Current Assets	**232**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**232**
LIABILITIES	
Total AP and Accrued Expenses	23
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**23**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**23**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	28
Accumulated Other Comprehensive Income/(Loss)	(22)
Total Retained Earnings	203
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**209**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**209**
Total Liabilities Non Controlling Interest and Stockholders Equity	**232**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	(1)
Total Revenues	**(1)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(1)**

Operating Expenses:	
Compensation and Benefits	2
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	13
Computer Ops and Data Communication	0
Occupancy	(0)
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**16**
Operating Income	**(17)**
Total Interest Income	2
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(15)
Income Tax Provisions	**0**
Net Income	**(15)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(15)**

Nasdaq, Inc.

Unconsolidated Balance Sheet -BoardVantage Singapore Pte. Limited (liquidated 2018)

(in thousands, unaudited)

Notes: liquidated 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	(6)
Investments	-
Total Receivables - Net	6,850
Current Restricted Cash	-
Other Current Assets	(5,550)
Margin Deposits & Default Fund	-
Total Current Assets	1,294
Long Term Assets:	
Total Property and Equipment - Net	10,381
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	6
Total Long Term Assets	10,387
Total Assets	11,681
LIABILITIES	
Total AP and Accrued Expenses	1,172
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,536
Deferred Revenue	6,319
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	310
Current Debt Obligations	-
Current Liabilities	9,338
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	9,338
EQUITY	
Common Stock Total	258
Common Stock in Treasury Total	-
Additional Paid in Capital	6,783
Accumulated Other Comprehensive Income/(Loss)	335
Total Retained Earnings	(5,033)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	2,343
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	2,343
Total Liabilities Non Controlling Interest anc Stockholders Equity	11,681

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	9,116
Total Revenues	9,116
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	31,892
Operating Expenses:	
Compensation and Benefits	7,608
Marketing and Advertising	227
Depr and Amortization	2,694
Professional and Contract Services	13,194
Computer Ops and Data Communication	2,322
Occupancy	611
Regulatory	0
General Administrative and Other	2,407
Merger Related Expenses Total	58
Total Operating Expenses	29,121
Operating Income	2,771
Total Interest Income	1
Total Interest Expense	(67)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,705
Income Tax Provisions	0
Net Income	2,705
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	2,705

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(798)
Margin Deposits & Default Fund	-
Total Current Assets	(798)
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	47,222
Other Intangibles	16,359
Non Current Deferred Taxes	-
Other Long Term Assets	1,066
Total Long Term Assets	64,647
Total Assets	63,849
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,090
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	4,090
Total Liabilities	4,090
EQUITY	
Common Stock Total	(258)
Common Stock in Treasury Total	-
Additional Paid in Capital	80,005
Accumulated Other Comprehensive Income/(Loss)	(5,027)
Total Retained Earnings	(14,961)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	59,759
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	59,759
Total Liabilities Non Controlling Interest and Stockholders Equity	63,849

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Beheer BV
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less Cost of Revenues	0
Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	1,449
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	1,449
Operating Income	(1,449)
Total Interest Income	0
Total Interest Expense	(6)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,455)
Income Tax Provisions	(362)
Net Income	(1,093)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	(1,093)

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	740
Investments	-
Total Receivables - Net	2,427
Current Restricted Cash	-
Other Current Assets	2,243
Margin Deposits & Default Fund	-
Total Current Assets	5,409
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	391
Other Long Term Assets	-
Total Long Term Assets	391
Total Assets	5,800
LIABILITIES	
Total AP and Accrued Expenses	94
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	196
Deferred Revenue	2,257
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	432
Current Debt Obligations	-
Current Liabilities	2,979
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-
Long Term Liabilities	-
Total Liabilities	2,979
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	280
Accumulated Other Comprehensive Income/(Loss)	(1,209)
Total Retained Earnings	3,750
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	2,821
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	2,821
Total Liabilities Non Controlling Interest an(Stockholders Equity	5,800

Nasdaq, Inc.
Unconsolidated Statement of Income -BWise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
COST OF REVENUES	
Liquidity Rebates	0
Brokerage, Clearance and Exchange Fees	(0)
Total Cost of Revenues	(0)
Revenues less Cost of Revenues	6,036
Operating Expenses:	
Compensation and Benefits	1,036
Marketing and Advertising	13
Depr and Amortization	0
Professional and Contract Services	5,235
Computer Ops and Data Communication	2
Occupancy	15
Regulatory	0
General Administrative and Other	165
Merger Related Expenses Total	0
Total Operating Expenses	6,466
Operating Income	(430)
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(430)
Income Tax Provisions	(181)
Net Income	(249)
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	(249)

Nasdaq, Inc.
Unconsolidated Balance Sheet -BWISE Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(3,212)
Margin Deposits & Default Fund	-
Total Current Assets	**(3,212)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,749
Total Long Term Assets	**4,749**
Total Assets	**1,536**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,066
Accumulated Other Comprehensive Income/(Loss)	195
Total Retained Earnings	275
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,536**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,536**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,536**

Nasdaq, Inc.
Unconsolidated Statement of Income -BWISE Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	(26)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(26)
Income Tax Provisions	**0**
Net Income	**(26)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(26)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinetics AB
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober AB
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.

Unconsolidated Balance Sheet -Cinnober Financial Technology AB

(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology North AB
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Clearing Control CC AB
(in thousands, unaudited)

Notes: liquidated 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	6
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	6
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	105,866
Accumulated Other Comprehensive Income/(Loss)	(3)
Total Retained Earnings	9,155
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**115,018**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**115,018**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	5
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**5**
Operating Income	**(5)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	3,829
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,823
Income Tax Provisions	**0**
Net Income	**3,823**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,823**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	-
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	-
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(737)
Total Retained Earnings	737
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	-
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	-
Total Liabilities Non Controlling Interest and Stockholders Equity	-

Nasdaq, Inc.
Unconsolidated Statement of Income -Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	**0**
Operating Income	**0**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	0
Income Tax Provisions	**0**
Net Income	**0**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**0**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Eignarhaldsfelagid Verdbrefathing hf.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	7,199
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	238
Margin Deposits & Default Fund	-
Total Current Assets	**7,437**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	15,520
Total Long Term Assets	**15,520**
Total Assets	**22,957**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	49
Current Debt Obligations	-
Current Liabilities	**49**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**49**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	15,950
Accumulated Other Comprehensive Income/(Loss)	1,257
Total Retained Earnings	5,702
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**22,908**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**22,908**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,957**

Nasdaq, Inc.
Unconsolidated Statement of Income -Eignarhaldsfelagid Verdbrefathing hf.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	1
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	6
Merger Related Expenses Total	0
Total Operating Expenses	**8**
Operating Income	**(8)**
Total Interest Income	669
Total Interest Expense	(274)
Dividend and Investment Income - Internal	(27,582)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(126)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	262
Income Tax Provisions	**52**
Net Income	**210**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**210**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	10,233
Investments	-
Total Receivables - Net	11,390
Current Restricted Cash	-
Other Current Assets	1,101
Margin Deposits & Default Fund	-
Total Current Assets	**22,724**
Long Term Assets:	
Total Property and Equipment - Net	66
Goodwill	7,714
Other Intangibles	41,067
Non Current Deferred Taxes	-
Other Long Term Assets	157
Total Long Term Assets	**49,004**
Total Assets	**71,728**
LIABILITIES	
Total AP and Accrued Expenses	19,592
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	515
Deferred Revenue	9,401
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(89)
Current Debt Obligations	-
Current Liabilities	**29,418**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,061
Non-current deferred revenue	135
All Other Long Term Liabilities	5

Long Term Liabilities	**7,200**
Total Liabilities	**36,618**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/(Loss)	(1,993)
Total Retained Earnings	(6,823)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**35,110**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**35,110**
Total Liabilities Non Controlling Interest and Stockholders Equity	**71,728**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	6,019
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**6,019**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,019**

Operating Expenses:	
Compensation and Benefits	5,368
Marketing and Advertising	394
Depr and Amortization	3,326
Professional and Contract Services	474
Computer Ops and Data Communication	14
Occupancy	521
Regulatory	0
General Administrative and Other	716
Merger Related Expenses Total	106
Total Operating Expenses	**10,918**
Operating Income	**(4,900)**
Total Interest Income	17
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	1
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4,881)
Income Tax Provisions	**(590)**
Net Income	**(4,291)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4,291)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	2,464
Investments	-
Total Receivables - Net	4,216
Current Restricted Cash	-
Other Current Assets	33
Margin Deposits & Default Fund	-
Total Current Assets	**6,713**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,460
Other Intangibles	4,487
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**5,947**
Total Assets	**12,660**
LIABILITIES	
Total AP and Accrued Expenses	5,876
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	28
Deferred Revenue	900
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(18)
Current Debt Obligations	-
Current Liabilities	**6,785**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,346
Non-current deferred revenue	16
All Other Long Term Liabilities	-

Long Term Liabilities	**1,362**
Total Liabilities	**8,147**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/(Loss)	(705)
Total Retained Earnings	(1,123)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,513**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,513**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,660**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	279
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**279**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**279**

Operating Expenses:	
Compensation and Benefits	418
Marketing and Advertising	6
Depr and Amortization	344
Professional and Contract Services	41
Computer Ops and Data Communication	0
Occupancy	11
Regulatory	0
General Administrative and Other	53
Merger Related Expenses Total	0
Total Operating Expenses	**873**
Operating Income	**(593)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(593)
Income Tax Provisions	**(94)**
Net Income	**(499)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(499)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	8,428
Current Restricted Cash	-
Other Current Assets	220
Margin Deposits & Default Fund	-
Total Current Assets	**8,648**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,395
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,395**
Total Assets	**10,042**
LIABILITIES	
Total AP and Accrued Expenses	8,399
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	73
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(0)
Current Debt Obligations	-
Current Liabilities	**8,471**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**-**
Total Liabilities	**8,471**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(27)
Total Retained Earnings	1,598
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,572**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,572**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,042**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	1,413
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,413**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,413**

Operating Expenses:	
Compensation and Benefits	715
Marketing and Advertising	74
Depr and Amortization	0
Professional and Contract Services	254
Computer Ops and Data Communication	2
Occupancy	36
Regulatory	0
General Administrative and Other	214
Merger Related Expenses Total	0
Total Operating Expenses	**1,295**
Operating Income	**118**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	118
Income Tax Provisions	**0**
Net Income	**118**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**118**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	92
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(860)
Margin Deposits & Default Fund	-
Total Current Assets	**(768)**
Long Term Assets:	
Total Property and Equipment - Net	612
Goodwill	1,759
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,371**
Total Assets	**1,603**
LIABILITIES	
Total AP and Accrued Expenses	29
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	85
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(6)
Current Debt Obligations	-
Current Liabilities	**107**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	178

Long Term Liabilities	**178**
Total Liabilities	**285**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(261)
Total Retained Earnings	(1,165)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,318**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,318**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,603**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,033
Total Revenues	**1,033**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,033**

Operating Expenses:	
Compensation and Benefits	681
Marketing and Advertising	0
Depr and Amortization	122
Professional and Contract Services	60
Computer Ops and Data Communication	0
Occupancy	76
Regulatory	0
General Administrative and Other	36
Merger Related Expenses Total	0
Total Operating Expenses	**976**
Operating Income	**57**
Total Interest Income	0
Total Interest Expense	(21)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	36
Income Tax Provisions	**0**
Net Income	**36**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**36**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Irisium AB
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Irisium Ltd
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned

Nasdaq, Inc.
Unconsolidated Balance Sheet -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	247
Investments	-
Total Receivables - Net	114
Current Restricted Cash	-
Other Current Assets	11
Margin Deposits & Default Fund	-
Total Current Assets	**372**
Long Term Assets:	
Total Property and Equipment - Net	186
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**186**
Total Assets	**558**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	116
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**116**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**116**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	187
Accumulated Other Comprehensive Income/(Loss)	184
Total Retained Earnings	71
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**442**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**442**
Total Liabilities Non Controlling Interest and Stockholders Equity	**558**

Nasdaq, Inc.
Unconsolidated Statement of Income -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,131
Total Revenues	**1,131**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,131**

Operating Expenses:	
Compensation and Benefits	771
Marketing and Advertising	0
Depr and Amortization	81
Professional and Contract Services	16
Computer Ops and Data Communication	4
Occupancy	76
Regulatory	0
General Administrative and Other	60
Merger Related Expenses Total	3
Total Operating Expenses	**1,010**
Operating Income	**122**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	122
Income Tax Provisions	**1**
Net Income	**121**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**121**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,289
Investments	-
Total Receivables - Net	3,302
Current Restricted Cash	-
Other Current Assets	(3,000)
Margin Deposits & Default Fund	-
Total Current Assets	**1,591**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**1,591**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	(1)
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**(1)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	(1)
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,523
Accumulated Other Comprehensive Income/(Loss)	167
Total Retained Earnings	(99)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,591**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,591**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,591**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	3,666
Other Revenues	0
Total Revenues	**3,667**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,667**

Operating Expenses:	
Compensation and Benefits	22
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	3,894
Computer Ops and Data Communication	0
Occupancy	3
Regulatory	0
General Administrative and Other	(225)
Merger Related Expenses Total	0
Total Operating Expenses	**3,694**
Operating Income	**(27)**
Total Interest Income	0
Total Interest Expense	(5)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(32)
Income Tax Provisions	**94**
Net Income	**(126)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(126)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	6
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	81
Margin Deposits & Default Fund	-
Total Current Assets	**87**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,186
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,186**
Total Assets	**2,273**
LIABILITIES	
Total AP and Accrued Expenses	2,264
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(4)
Current Debt Obligations	-
Current Liabilities	**2,260**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**2,260**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	(12)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**13**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**13**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,273**

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	(9)
Total Revenues	**(9)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(9)**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	38
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	0
General Administrative and Other	(47)
Merger Related Expenses Total	0
Total Operating Expenses	**(8)**
Operating Income	**(1)**
Total Interest Income	2
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1
Income Tax Provisions	9
Net Income	**(8)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(8)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Minium Financial Technology AB
(in thousands, unaudited)

Notes: No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Minium Financial Technology Ltd
(in thousands, unaudited)

Notes: No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	617
Investments	-
Total Receivables - Net	2,163
Current Restricted Cash	-
Other Current Assets	412
Margin Deposits & Default Fund	-
Total Current Assets	**3,193**
Long Term Assets:	
Total Property and Equipment - Net	57
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**57**
Total Assets	**3,249**
LIABILITIES	
Total AP and Accrued Expenses	12
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	452
Deferred Revenue	2,036
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	226
Current Debt Obligations	-
Current Liabilities	**2,726**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**2,726**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	(13)
Total Retained Earnings	(476)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**523**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**523**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,249**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	8,085
Other Revenues	1,110
Total Revenues	**9,195**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**9,195**

Operating Expenses:	
Compensation and Benefits	2,447
Marketing and Advertising	23
Depr and Amortization	48
Professional and Contract Services	62
Computer Ops and Data Communication	6,155
Occupancy	277
Regulatory	0
General Administrative and Other	355
Merger Related Expenses Total	0
Total Operating Expenses	**9,366**
Operating Income	**(171)**
Total Interest Income	45
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	62
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(64)
Income Tax Provisions	**33**
Net Income	**(97)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(97)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	849
Investments	-
Total Receivables - Net	5,201
Current Restricted Cash	-
Other Current Assets	(399,642)
Margin Deposits & Default Fund	-
Total Current Assets	**(393,592)**
Long Term Assets:	
Total Property and Equipment - Net	3,838
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	359
Other Long Term Assets	(3,191,418)
Total Long Term Assets	**(3,187,220)**
Total Assets	**(3,580,813)**
LIABILITIES	
Total AP and Accrued Expenses	1,943
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	372
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	414,635
Current Debt Obligations	-
Current Liabilities	**416,950**
Total Long Term Debt	-
Non Current Deferred Tax Liability	11
Non-current deferred revenue	-
All Other Long Term Liabilities	1,680

Long Term Liabilities	**1,691**
Total Liabilities	**418,641**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/(Loss)	382,816
Total Retained Earnings	(192,382)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(3,999,454)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(3,999,454)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,580,813)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	14,167
Total Revenues	**14,167**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**14,167**

Operating Expenses:	
Compensation and Benefits	3,217
Marketing and Advertising	(2)
Depr and Amortization	314
Professional and Contract Services	3,334
Computer Ops and Data Communication	121
Occupancy	7,791
Regulatory	0
General Administrative and Other	370
Merger Related Expenses Total	0
Total Operating Expenses	**15,144**
Operating Income	**(977)**
Total Interest Income	0
Total Interest Expense	(1,046)
Dividend and Investment Income - Internal	34,787
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	4,578
Income from Unconsolidated Investees - net	553
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	(215)
FX Operating	0
Net Income Before Taxes	2,894
Income Tax Provisions	**508**
Net Income	**2,386**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,386**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	16
Margin Deposits & Default Fund	-
Total Current Assets	**16**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	42,418
Other Intangibles	6,779
Non Current Deferred Taxes	-
Other Long Term Assets	4,164
Total Long Term Assets	**53,360**
Total Assets	**53,376**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,034
Non-current deferred revenue	-
All Other Long Term Liabilities	1,539

Long Term Liabilities	**3,573**
Total Liabilities	**3,573**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	76,468
Accumulated Other Comprehensive Income/(Loss)	(12,229)
Total Retained Earnings	(14,435)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**49,803**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**49,803**
Total Liabilities Non Controlling Interest and Stockholders Equity	**53,376**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	799
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	0
Merger Related Expenses Total	0
Total Operating Expenses	799
Operating Income	(799)
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(798)
Income Tax Provisions	**(224)**
Net Income	**(574)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(574)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,353
Investments	7,001
Total Receivables - Net	2,153
Current Restricted Cash	-
Other Current Assets	4,141
Margin Deposits & Default Fund	-
Total Current Assets	**14,650**
Long Term Assets:	
Total Property and Equipment - Net	25
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**25**
Total Assets	**14,675**
LIABILITIES	
Total AP and Accrued Expenses	132
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	503
Deferred Revenue	511
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	380
Current Debt Obligations	-
Current Liabilities	**1,525**
Total Long Term Debt	-
Non Current Deferred Tax Liability	12
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**12**
Total Liabilities	**1,537**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	14,283
Accumulated Other Comprehensive Income/(Loss)	(5,083)
Total Retained Earnings	3,938
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**13,138**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**13,138**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14,675**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Broker Services AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	16,201
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	266
Total Revenues	**16,467**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,467**

Operating Expenses:	
Compensation and Benefits	1,681
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	713
Computer Ops and Data Communication	8,568
Occupancy	115
Regulatory	73
General Administrative and Other	565
Merger Related Expenses Total	0
Total Operating Expenses	**11,718**
Operating Income	**4,749**
Total Interest Income	(17)
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(19)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	4,713
Income Tax Provisions	**1,058**
Net Income	**3,654**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**3,654**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	154
Investments	-
Total Receivables - Net	583
Current Restricted Cash	-
Other Current Assets	139
Margin Deposits & Default Fund	-
Total Current Assets	**876**
Long Term Assets:	
Total Property and Equipment - Net	984
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**984**
Total Assets	**1,860**
LIABILITIES	
Total AP and Accrued Expenses	892
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	351
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(81)
Current Debt Obligations	-
Current Liabilities	**1,161**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1,725

Long Term Liabilities	**1,725**
Total Liabilities	**2,886**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,136
Accumulated Other Comprehensive Income/(Loss)	233
Total Retained Earnings	(3,395)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(1,026)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,026)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,860**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3,833
Total Revenues	**3,833**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,833**

Operating Expenses:	
Compensation and Benefits	2,905
Marketing and Advertising	0
Depr and Amortization	119
Professional and Contract Services	114
Computer Ops and Data Communication	49
Occupancy	(298)
Regulatory	0
General Administrative and Other	348
Merger Related Expenses Total	(185)
Total Operating Expenses	**3,051**
Operating Income	**782**
Total Interest Income	9
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	(1,390)
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(599)
Income Tax Provisions	**10**
Net Income	**(610)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(610)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	(8,037)
Investments	122,034
Total Receivables - Net	8,458
Current Restricted Cash	9,437
Other Current Assets	181,449
Margin Deposits & Default Fund	4,742,372
Total Current Assets	**5,055,713**
Long Term Assets:	
Total Property and Equipment - Net	113
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	7
Other Long Term Assets	658,671
Total Long Term Assets	**658,792**
Total Assets	**5,714,505**
LIABILITIES	
Total AP and Accrued Expenses	31,742
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,491
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4,847,093
Current Debt Obligations	-
Current Liabilities	**4,880,327**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	49

Long Term Liabilities	**49**
Total Liabilities	**4,880,375**
EQUITY	
Common Stock Total	28,075
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	172,943
Total Retained Earnings	(479,796)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**834,130**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**834,130**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,714,505**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	47,634
Corporate Services	0
Global Information Services	513
Market Technology Revenues	5,871
Other Revenues	14
Total Revenues	**54,032**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(3)**
Total Cost of Revenues	**(3)**
Revenues less Cost of Revenues	**54,029**

Operating Expenses:	
Compensation and Benefits	5,179
Marketing and Advertising	331
Depr and Amortization	550
Professional and Contract Services	7,220
Computer Ops and Data Communication	19,034
Occupancy	310
Regulatory	1,298
General Administrative and Other	24,889
Merger Related Expenses Total	0
Total Operating Expenses	**58,812**
Operating Income	**(4,783)**
Total Interest Income	(587)
Total Interest Expense	(354)
Dividend and Investment Income - Internal	(10,957)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	5,768
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	45
Income Tax Provisions	**(764)**
Net Income	**809**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**809**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,667
Investments	-
Total Receivables - Net	6,865
Current Restricted Cash	4,792
Other Current Assets	40,240
Margin Deposits & Default Fund	-
Total Current Assets	**53,565**
Long Term Assets:	
Total Property and Equipment - Net	248
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	325
Other Long Term Assets	166
Total Long Term Assets	**738**
Total Assets	**54,303**
LIABILITIES	
Total AP and Accrued Expenses	1,429
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,892
Deferred Revenue	1,156
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,296
Current Debt Obligations	-
Current Liabilities	**5,773**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,019
All Other Long Term Liabilities	7,940

Long Term Liabilities	**9,959**
Total Liabilities	**15,732**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(6,400)
Total Retained Earnings	(7,158)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**38,571**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**38,571**
Total Liabilities Non Controlling Interest and Stockholders Equity	**54,303**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	21,173
Corporate Services	14,172
Global Information Services	18,423
Market Technology Revenues	0
Other Revenues	2,449
Total Revenues	**56,216**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**56,216**

Operating Expenses:	
Compensation and Benefits	6,533
Marketing and Advertising	84
Depr and Amortization	57
Professional and Contract Services	2,225
Computer Ops and Data Communication	4,017
Occupancy	753
Regulatory	1,151
General Administrative and Other	2,878
Merger Related Expenses Total	1
Total Operating Expenses	**17,700**
Operating Income	**38,516**
Total Interest Income	18
Total Interest Expense	(35)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	31
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	38,530
Income Tax Provisions	**8,295**
Net Income	**30,234**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**30,234**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	10,282
Investments	-
Total Receivables - Net	1,676
Current Restricted Cash	-
Other Current Assets	179
Margin Deposits & Default Fund	-
Total Current Assets	**12,138**
Long Term Assets:	
Total Property and Equipment - Net	4,542
Goodwill	781
Other Intangibles	-
Non Current Deferred Taxes	618
Other Long Term Assets	1,039
Total Long Term Assets	**6,981**
Total Assets	**19,119**
LIABILITIES	
Total AP and Accrued Expenses	1,134
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,511
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,812)
Current Debt Obligations	-
Current Liabilities	**834**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	611

Long Term Liabilities	**611**
Total Liabilities	**1,445**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/(Loss)	(1,804)
Total Retained Earnings	7,857
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**17,674**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,674**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,119**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	17,788
Total Revenues	**17,788**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**17,788**

Operating Expenses:	
Compensation and Benefits	7,547
Marketing and Advertising	50
Depr and Amortization	2,161
Professional and Contract Services	2,451
Computer Ops and Data Communication	816
Occupancy	1,965
Regulatory	0
General Administrative and Other	1,314
Merger Related Expenses Total	0
Total Operating Expenses	**16,305**
Operating Income	**1,483**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	1,835
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,318
Income Tax Provisions	**385**
Net Income	**2,933**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,933**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	6,095
Investments	-
Total Receivables - Net	5,121
Current Restricted Cash	-
Other Current Assets	63,962
Margin Deposits & Default Fund	-
Total Current Assets	**75,178**
Long Term Assets:	
Total Property and Equipment - Net	4,638
Goodwill	64,870
Other Intangibles	5,818
Non Current Deferred Taxes	-
Other Long Term Assets	416
Total Long Term Assets	**75,741**
Total Assets	**150,919**
LIABILITIES	
Total AP and Accrued Expenses	1,844
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	549
Deferred Revenue	1,182
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,375
Current Debt Obligations	-
Current Liabilities	**5,950**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**5,950**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(21,107)
Total Retained Earnings	29,385
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**144,969**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**144,969**
Total Liabilities Non Controlling Interest and Stockholders Equity	**150,919**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	28,955
Global Information Services	0
Market Technology Revenues	0
Other Revenues	17,234
Total Revenues	**46,189**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**57,769**

Operating Expenses:	
Compensation and Benefits	4,924
Marketing and Advertising	59
Depr and Amortization	2,810
Professional and Contract Services	37,301
Computer Ops and Data Communication	1,694
Occupancy	265
Regulatory	0
General Administrative and Other	1,550
Merger Related Expenses Total	0
Total Operating Expenses	**48,602**
Operating Income	**9,166**
Total Interest Income	261
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	17,725
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	27,152
Income Tax Provisions	**2,899**
Net Income	**24,253**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**24,253**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,100
Investments	4,225
Total Receivables - Net	406
Current Restricted Cash	-
Other Current Assets	79
Margin Deposits & Default Fund	-
Total Current Assets	**5,810**
Long Term Assets:	
Total Property and Equipment - Net	59
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**59**
Total Assets	**5,869**
LIABILITIES	
Total AP and Accrued Expenses	244
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	235
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	588
Current Debt Obligations	-
Current Liabilities	**1,067**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**0**
Total Liabilities	**1,068**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,631
Accumulated Other Comprehensive Income/(Loss)	(1,908)
Total Retained Earnings	2,079
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,801**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,801**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,869**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	6,387
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	218
Total Revenues	**6,605**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,605**

Operating Expenses:	
Compensation and Benefits	1,038
Marketing and Advertising	5
Depr and Amortization	12
Professional and Contract Services	798
Computer Ops and Data Communication	372
Occupancy	140
Regulatory	53
General Administrative and Other	1,334
Merger Related Expenses Total	0
Total Operating Expenses	**3,753**
Operating Income	**2,852**
Total Interest Income	271
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	12
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,135
Income Tax Provisions	**614**
Net Income	**2,521**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**2,521**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	11,285
Investments	2,625
Total Receivables - Net	262
Current Restricted Cash	-
Other Current Assets	(4,808)
Margin Deposits & Default Fund	-
Total Current Assets	**9,364**
Long Term Assets:	
Total Property and Equipment - Net	48
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2
Other Long Term Assets	2,673
Total Long Term Assets	**2,723**
Total Assets	**12,087**
LIABILITIES	
Total AP and Accrued Expenses	7,408
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	149
Deferred Revenue	12
Current Portion of Long Term Debt	-
Current Portion Capital Leases	5
Other Accrued Liabilities	(52)
Current Debt Obligations	-
Current Liabilities	**7,521**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	3

Long Term Liabilities	**3**
Total Liabilities	**7,524**
EQUITY	
Common Stock Total	6,294
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	286
Total Retained Earnings	(2,018)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**4,562**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,562**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,087**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	2,789
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,158
Total Revenues	**3,948**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,948**

Operating Expenses:	
Compensation and Benefits	937
Marketing and Advertising	21
Depr and Amortization	73
Professional and Contract Services	791
Computer Ops and Data Communication	590
Occupancy	93
Regulatory	124
General Administrative and Other	904
Merger Related Expenses Total	0
Total Operating Expenses	**3,533**
Operating Income	**415**
Total Interest Income	27
Total Interest Expense	(39)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(30)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	373
Income Tax Provisions	**0**
Net Income	**373**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**373**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	15,673
Investments	-
Total Receivables - Net	3,210
Current Restricted Cash	-
Other Current Assets	68
Margin Deposits & Default Fund	-
Total Current Assets	**18,951**
Long Term Assets:	
Total Property and Equipment - Net	2,247
Goodwill	54,874
Other Intangibles	64,510
Non Current Deferred Taxes	(251)
Other Long Term Assets	5
Total Long Term Assets	**121,384**
Total Assets	**140,336**
LIABILITIES	
Total AP and Accrued Expenses	493
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	613
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(1,732)
Current Debt Obligations	-
Current Liabilities	(626)
Total Long Term Debt	-
Non Current Deferred Tax Liability	19,548
Non-current deferred revenue	-
All Other Long Term Liabilities	0

Long Term Liabilities	**19,548**
Total Liabilities	**18,922**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/(Loss)	2,736
Total Retained Earnings	3,654
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**121,414**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**121,414**
Total Liabilities Non Controlling Interest and Stockholders Equity	**140,336**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	11,799
Corporate Services	0
Global Information Services	7,243
Market Technology Revenues	0
Other Revenues	46
Total Revenues	**19,088**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**(7)**
Total Cost of Revenues	**(7)**
Revenues less Cost of Revenues	**19,081**

Operating Expenses:	
Compensation and Benefits	1,858
Marketing and Advertising	46
Depr and Amortization	5,565
Professional and Contract Services	3,190
Computer Ops and Data Communication	718
Occupancy	347
Regulatory	169
General Administrative and Other	228
Merger Related Expenses Total	(632)
Total Operating Expenses	**11,490**
Operating Income	**7,592**
Total Interest Income	166
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	7,758
Income Tax Provisions	**2,098**
Net Income	**5,659**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**5,659**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	191
Investments	-
Total Receivables - Net	5,519
Current Restricted Cash	-
Other Current Assets	(20,564)
Margin Deposits & Default Fund	-
Total Current Assets	**(14,854)**
Long Term Assets:	
Total Property and Equipment - Net	25,261
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	35
Other Long Term Assets	-
Total Long Term Assets	**25,296**
Total Assets	**10,442**
LIABILITIES	
Total AP and Accrued Expenses	542
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	5,120
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(452)
Current Debt Obligations	-
Current Liabilities	**5,210**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**5,210**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(1,628)
Total Retained Earnings	6,717
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**5,232**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,232**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,442**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	22
Corporate Services	0
Global Information Services	0
Market Technology Revenues	44,807
Other Revenues	37
Total Revenues	**44,866**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**44,866**

Operating Expenses:	
Compensation and Benefits	10,979
Marketing and Advertising	9
Depr and Amortization	6,647
Professional and Contract Services	2,443
Computer Ops and Data Communication	24,604
Occupancy	1,261
Regulatory	0
General Administrative and Other	687
Merger Related Expenses Total	(8)
Total Operating Expenses	**46,622**
Operating Income	**(1,756)**
Total Interest Income	0
Total Interest Expense	(145)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	1,660
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(241)
Income Tax Provisions	**255**
Net Income	**(496)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(496)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	(95)
Investments	-
Total Receivables - Net	105
Current Restricted Cash	-
Other Current Assets	1,361
Margin Deposits & Default Fund	-
Total Current Assets	**1,371**
Long Term Assets:	
Total Property and Equipment - Net	81
Goodwill	-
Other Intangibles	(0)
Non Current Deferred Taxes	460
Other Long Term Assets	111
Total Long Term Assets	**652**
Total Assets	**2,023**
LIABILITIES	
Total AP and Accrued Expenses	263
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	499
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	172
Current Debt Obligations	-
Current Liabilities	**934**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,800
Non-current deferred revenue	-
All Other Long Term Liabilities	148

Long Term Liabilities	**1,948**
Total Liabilities	**2,882**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(242)
Total Retained Earnings	(618)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(859)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(859)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,023**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	5,228
Total Revenues	**5,228**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**5,228**

Operating Expenses:	
Compensation and Benefits	3,780
Marketing and Advertising	43
Depr and Amortization	22
Professional and Contract Services	93
Computer Ops and Data Communication	1
Occupancy	475
Regulatory	0
General Administrative and Other	244
Merger Related Expenses Total	559
Total Operating Expenses	**5,217**
Operating Income	**11**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	130
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	140
Income Tax Provisions	**123**
Net Income	**17**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**17**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	150
Investments	-
Total Receivables - Net	52
Current Restricted Cash	-
Other Current Assets	1,502
Margin Deposits & Default Fund	-
Total Current Assets	**1,704**
Long Term Assets:	
Total Property and Equipment - Net	68
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	33
Total Long Term Assets	**101**
Total Assets	**1,805**
LIABILITIES	
Total AP and Accrued Expenses	40
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	103
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(236)
Current Debt Obligations	-
Current Liabilities	(93)
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	489

Long Term Liabilities	**489**
Total Liabilities	**396**
EQUITY	
Common Stock Total	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	1
Total Retained Earnings	1,092
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,409**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,409**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,805**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,929
Total Revenues	**1,929**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,929**

Operating Expenses:	
Compensation and Benefits	841
Marketing and Advertising	13
Depr and Amortization	46
Professional and Contract Services	361
Computer Ops and Data Communication	344
Occupancy	309
Regulatory	0
General Administrative and Other	135
Merger Related Expenses Total	34
Total Operating Expenses	**2,084**
Operating Income	**(155)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	396
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	241
Income Tax Provisions	**21**
Net Income	**220**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**220**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	419
Investments	-
Total Receivables - Net	4,549
Current Restricted Cash	4,932
Other Current Assets	38,589
Margin Deposits & Default Fund	-
Total Current Assets	**48,489**
Long Term Assets:	
Total Property and Equipment - Net	68
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	170
Other Long Term Assets	8,587
Total Long Term Assets	**8,824**
Total Assets	**57,314**
LIABILITIES	
Total AP and Accrued Expenses	882
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,102
Deferred Revenue	839
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	26,777
Current Debt Obligations	-
Current Liabilities	**29,601**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	1,840
All Other Long Term Liabilities	-

Long Term Liabilities	**1,840**
Total Liabilities	**31,440**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(12,685)
Total Retained Earnings	46,350
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**25,772**
Non Controlling Interest	102
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**25,874**
Total Liabilities Non Controlling Interest and Stockholders Equity	**57,314**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	18,204
Corporate Services	7,329
Global Information Services	11,753
Market Technology Revenues	0
Other Revenues	376
Total Revenues	**37,662**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**37,707**

Operating Expenses:	
Compensation and Benefits	3,736
Marketing and Advertising	72
Depr and Amortization	109
Professional and Contract Services	3,248
Computer Ops and Data Communication	2,169
Occupancy	537
Regulatory	398
General Administrative and Other	2,056
Merger Related Expenses Total	0
Total Operating Expenses	**12,326**
Operating Income	**25,382**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(24,759)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	622
Income Tax Provisions	**(154)**
Net Income	**777**
Net (income) expense attributable to noncontrolling interests	(15)
Net Income attributable to Nasdaq, Inc.	**762**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	(8,848)
Investments	-
Total Receivables - Net	2,900,835
Current Restricted Cash	-
Other Current Assets	5,149
Margin Deposits & Default Fund	-
Total Current Assets	**2,897,136**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(4,157,748)
Total Long Term Assets	**(4,157,748)**
Total Assets	**(1,260,612)**
LIABILITIES	
Total AP and Accrued Expenses	15,826
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	490
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	52,501
Current Debt Obligations	-
Current Liabilities	**68,817**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**9**
Total Liabilities	**68,826**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,229,740
Total Retained Earnings	(414,072)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(1,329,438)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,329,438)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,260,612)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	3,126
Total Revenues	**3,126**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**3,126**

Operating Expenses:	
Compensation and Benefits	1,983
Marketing and Advertising	9
Depr and Amortization	0
Professional and Contract Services	370
Computer Ops and Data Communication	120
Occupancy	151
Regulatory	0
General Administrative and Other	(1,562)
Merger Related Expenses Total	0
Total Operating Expenses	**1,073**
Operating Income	**2,053**
Total Interest Income	28
Total Interest Expense	(203)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,878
Income Tax Provisions	**56,825**
Net Income	**(54,947)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(54,947)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	98
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	36,662
Margin Deposits & Default Fund	-
Total Current Assets	**36,760**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Total Long Term Assets	**52,129**
Total Assets	**88,889**
LIABILITIES	
Total AP and Accrued Expenses	12
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	139,051
Current Debt Obligations	-
Current Liabilities	**139,064**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**139,064**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	28,359
Total Retained Earnings	(12,488)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	(50,174)
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	(50,174)
Total Liabilities Non Controlling Interest and Stockholders Equity	**88,889**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	14
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(0)
Merger Related Expenses Total	0
Total Operating Expenses	**14**
Operating Income	**(14)**
Total Interest Income	89
Total Interest Expense	(2,713)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(2,638)
Income Tax Provisions	**(578)**
Net Income	**(2,060)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(2,060)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	(26)
Investments	-
Total Receivables - Net	429
Current Restricted Cash	-
Other Current Assets	1,044,081
Margin Deposits & Default Fund	-
Total Current Assets	**1,044,484**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	3,209,750
Total Long Term Assets	**3,209,750**
Total Assets	**4,254,234**
LIABILITIES	
Total AP and Accrued Expenses	685
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(526)
Current Debt Obligations	-
Current Liabilities	**159**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	3,932,146

Long Term Liabilities	**3,932,146**
Total Liabilities	**3,932,305**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	458,408
Total Retained Earnings	86,923
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**321,929**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**321,929**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,254,234**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	97
Computer Ops and Data Communication	0
Occupancy	18
Regulatory	0
General Administrative and Other	3
Merger Related Expenses Total	0
Total Operating Expenses	**118**
Operating Income	**(118)**
Total Interest Income	29,607
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	29,489
Income Tax Provisions	**0**
Net Income	**29,489**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**29,489**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,089
Investments	2,807
Total Receivables - Net	594
Current Restricted Cash	-
Other Current Assets	106
Margin Deposits & Default Fund	-
Total Current Assets	**4,597**
Long Term Assets:	
Total Property and Equipment - Net	89
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	98
Other Long Term Assets	-
Total Long Term Assets	**186**
Total Assets	**4,783**
LIABILITIES	
Total AP and Accrued Expenses	128
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	795
Deferred Revenue	391
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	369
Current Debt Obligations	-
Current Liabilities	**1,683**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2
Non-current deferred revenue	699
All Other Long Term Liabilities	-

Long Term Liabilities	**701**
Total Liabilities	**2,385**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(5,930)
Total Retained Earnings	(2,561)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,399**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,399**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,783**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	2,189
Corporate Services	1,889
Global Information Services	165
Market Technology Revenues	0
Other Revenues	361
Total Revenues	**4,604**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**4,604**

Operating Expenses:	
Compensation and Benefits	2,726
Marketing and Advertising	52
Depr and Amortization	23
Professional and Contract Services	347
Computer Ops and Data Communication	562
Occupancy	254
Regulatory	52
General Administrative and Other	637
Merger Related Expenses Total	0
Total Operating Expenses	**4,652**
Operating Income	**(48)**
Total Interest Income	188
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(1)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	139
Income Tax Provisions	**(1)**
Net Income	**140**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**140**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	456
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	10,979
Margin Deposits & Default Fund	-
Total Current Assets	**11,435**
Long Term Assets:	
Total Property and Equipment - Net	342
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**342**
Total Assets	**11,776**
LIABILITIES	
Total AP and Accrued Expenses	632
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,725
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	675
Current Debt Obligations	-
Current Liabilities	**3,032**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	0

Long Term Liabilities	**0**
Total Liabilities	**3,032**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(2,346)
Total Retained Earnings	11,090
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**8,744**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,744**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,776**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	16,332
Total Revenues	**16,332**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**16,332**

Operating Expenses:	
Compensation and Benefits	9,942
Marketing and Advertising	990
Depr and Amortization	76
Professional and Contract Services	1,734
Computer Ops and Data Communication	249
Occupancy	903
Regulatory	41
General Administrative and Other	1,463
Merger Related Expenses Total	47
Total Operating Expenses	**15,445**
Operating Income	**886**
Total Interest Income	49
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	936
Income Tax Provisions	**412**
Net Income	**524**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**524**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1,067
Investments	-
Total Receivables - Net	(28)
Current Restricted Cash	-
Other Current Assets	(112)
Margin Deposits & Default Fund	-
Total Current Assets	**926**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**926**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	49
Deferred Revenue	180
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	128
Current Debt Obligations	-
Current Liabilities	**360**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**360**
EQUITY	
Common Stock Total	93
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(25)
Total Retained Earnings	495
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**566**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**566**
Total Liabilities Non Controlling Interest and Stockholders Equity	**926**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	1,169
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**1,169**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,175**

Operating Expenses:	
Compensation and Benefits	338
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	44
Computer Ops and Data Communication	0
Occupancy	41
Regulatory	0
General Administrative and Other	36
Merger Related Expenses Total	(0)
Total Operating Expenses	**462**
Operating Income	**713**
Total Interest Income	0
Total Interest Expense	(3)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	6
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	716
Income Tax Provisions	**150**
Net Income	**566**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**566**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	461
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	51,428
Margin Deposits & Default Fund	-
Total Current Assets	**51,889**
Long Term Assets:	
Total Property and Equipment - Net	49
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	60,011
Total Long Term Assets	**60,060**
Total Assets	**111,948**
LIABILITIES	
Total AP and Accrued Expenses	161
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,437
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	89
Current Debt Obligations	-
Current Liabilities	**1,687**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**1,687**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	106,470
Accumulated Other Comprehensive Income/(Loss)	(805)
Total Retained Earnings	4,595
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**110,261**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**110,261**
Total Liabilities Non Controlling Interest and Stockholders Equity	**111,948**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	11,179
Total Revenues	**11,179**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**11,179**

Operating Expenses:	
Compensation and Benefits	7,652
Marketing and Advertising	131
Depr and Amortization	66
Professional and Contract Services	564
Computer Ops and Data Communication	15
Occupancy	1,205
Regulatory	0
General Administrative and Other	921
Merger Related Expenses Total	0
Total Operating Expenses	**10,553**
Operating Income	**626**
Total Interest Income	2,989
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	93
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	3,709
Income Tax Provisions	**(288)**
Net Income	**3,997**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	3,997

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	167
Investments	-
Total Receivables - Net	12
Current Restricted Cash	-
Other Current Assets	4,010
Margin Deposits & Default Fund	-
Total Current Assets	**4,189**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**4,189**
LIABILITIES	
Total AP and Accrued Expenses	2,669
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	228
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**2,897**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**2,897**
EQUITY	
Common Stock Total	(40)
Common Stock in Treasury Total	-
Additional Paid in Capital	103,924
Accumulated Other Comprehensive Income/(Loss)	(354)
Total Retained Earnings	(102,237)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,293**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,293**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,189**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	853
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	6
Computer Ops and Data Communication	1
Occupancy	0
Regulatory	0
General Administrative and Other	2,557
Merger Related Expenses Total	278
Total Operating Expenses	**3,696**
Operating Income	**(3,696)**
Total Interest Income	5
Total Interest Expense	(5)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(3,696)
Income Tax Provisions	**0**
Net Income	**(3,696)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(3,696)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	345
Investments	-
Total Receivables - Net	14,351
Current Restricted Cash	-
Other Current Assets	33,723
Margin Deposits & Default Fund	-
Total Current Assets	**48,419**
Long Term Assets:	
Total Property and Equipment - Net	27
Goodwill	1,437
Other Intangibles	-
Non Current Deferred Taxes	63
Other Long Term Assets	838,606
Total Long Term Assets	**840,134**
Total Assets	**888,552**
LIABILITIES	
Total AP and Accrued Expenses	16,643
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	302
Deferred Revenue	1,361
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	37,307
Current Debt Obligations	-
Current Liabilities	**55,613**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2
All Other Long Term Liabilities	-

Long Term Liabilities	**2**
Total Liabilities	**55,615**
EQUITY	
Common Stock Total	42,121
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	45,785
Total Retained Earnings	(359,485)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**832,781**
Non Controlling Interest	157
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**832,938**
Total Liabilities Non Controlling Interest and Stockholders Equity	**888,552**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	3
Corporate Services	7,860
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,456
Total Revenues	**9,319**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**10,540**

Operating Expenses:	
Compensation and Benefits	1,359
Marketing and Advertising	6
Depr and Amortization	31
Professional and Contract Services	1,508
Computer Ops and Data Communication	167
Occupancy	285
Regulatory	10
General Administrative and Other	695
Merger Related Expenses Total	(8)
Total Operating Expenses	**4,054**
Operating Income	**6,486**
Total Interest Income	0
Total Interest Expense	(27)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(12,544)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	4,610
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(1,475)
Income Tax Provisions	**5**
Net Income	**(1,480)**
Net (income) expense attributable to noncontrolling interests	(34)
Net Income attributable to Nasdaq, Inc.	**(1,515)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	287
Investments	-
Total Receivables - Net	2,578
Current Restricted Cash	-
Other Current Assets	10,083
Margin Deposits & Default Fund	-
Total Current Assets	**12,948**
Long Term Assets:	
Total Property and Equipment - Net	39
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	206
Other Long Term Assets	-
Total Long Term Assets	**245**
Total Assets	**13,193**
LIABILITIES	
Total AP and Accrued Expenses	176
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	682
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,590
Current Debt Obligations	-
Current Liabilities	**3,449**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	10

Long Term Liabilities	**10**
Total Liabilities	**3,459**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(1,820)
Total Retained Earnings	(27,408)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**9,735**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**9,735**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,193**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	6,109
Total Revenues	**6,109**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**6,109**

Operating Expenses:	
Compensation and Benefits	4,611
Marketing and Advertising	20
Depr and Amortization	25
Professional and Contract Services	80
Computer Ops and Data Communication	151
Occupancy	437
Regulatory	0
General Administrative and Other	673
Merger Related Expenses Total	94
Total Operating Expenses	**6,091**
Operating Income	**19**
Total Interest Income	57
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	76
Income Tax Provisions	**38**
Net Income	**37**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**37**

Nasdaq, Inc.

Unconsolidated Balance Sheet -Nasdaq Oslo ASA

(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	11,045
Investments	-
Total Receivables - Net	1,777
Current Restricted Cash	833
Other Current Assets	(406)
Margin Deposits & Default Fund	-
Total Current Assets	**13,249**
Long Term Assets:	
Total Property and Equipment - Net	74
Goodwill	5,768
Other Intangibles	1,238
Non Current Deferred Taxes	897
Other Long Term Assets	49
Total Long Term Assets	**8,026**
Total Assets	**21,275**
LIABILITIES	
Total AP and Accrued Expenses	819
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	574
Deferred Revenue	31
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	4,296
Current Debt Obligations	-
Current Liabilities	**5,719**
Total Long Term Debt	-
Non Current Deferred Tax Liability	321
Non-current deferred revenue	-
All Other Long Term Liabilities	28

Long Term Liabilities	**349**
Total Liabilities	**6,068**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/(Loss)	(7,098)
Total Retained Earnings	6,603
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**15,207**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**15,207**
Total Liabilities Non Controlling Interest and Stockholders Equity	**21,275**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	9,517
Corporate Services	0
Global Information Services	2,163
Market Technology Revenues	0
Other Revenues	38
Total Revenues	**11,718**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**11,718**

Operating Expenses:	
Compensation and Benefits	2,388
Marketing and Advertising	22
Depr and Amortization	9
Professional and Contract Services	758
Computer Ops and Data Communication	3,002
Occupancy	(0)
Regulatory	222
General Administrative and Other	2,631
Merger Related Expenses Total	0
Total Operating Expenses	**9,031**
Operating Income	**2,687**
Total Interest Income	122
Total Interest Expense	(17)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,792
Income Tax Provisions	**879**
Net Income	**1,913**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,913**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	2,073
Investments	-
Total Receivables - Net	401
Current Restricted Cash	-
Other Current Assets	(2,455)
Margin Deposits & Default Fund	-
Total Current Assets	**19**
Long Term Assets:	
Total Property and Equipment - Net	1,459
Goodwill	9,171
Other Intangibles	934
Non Current Deferred Taxes	1,248
Other Long Term Assets	-
Total Long Term Assets	**12,813**
Total Assets	**12,833**
LIABILITIES	
Total AP and Accrued Expenses	685
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,247
Deferred Revenue	24
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(4,345)
Current Debt Obligations	-
Current Liabilities	**612**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(62)
Non-current deferred revenue	-
All Other Long Term Liabilities	186

Long Term Liabilities	**123**
Total Liabilities	**735**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(2,834)
Total Retained Earnings	13,237
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**12,098**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**12,098**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,833**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	2,796
Global Information Services	0
Market Technology Revenues	0
Other Revenues	21,911
Total Revenues	**24,707**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**25,641**

Operating Expenses:	
Compensation and Benefits	16,235
Marketing and Advertising	139
Depr and Amortization	501
Professional and Contract Services	2,419
Computer Ops and Data Communication	733
Occupancy	1,667
Regulatory	0
General Administrative and Other	2,003
Merger Related Expenses Total	11
Total Operating Expenses	**23,707**
Operating Income	**1,934**
Total Interest Income	49
Total Interest Expense	(65)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	347
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,265
Income Tax Provisions	**564**
Net Income	**1,701**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,701**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	585
Investments	-
Total Receivables - Net	159
Current Restricted Cash	860
Other Current Assets	665
Margin Deposits & Default Fund	-
Total Current Assets	**2,270**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	31
Other Long Term Assets	(0)
Total Long Term Assets	**31**
Total Assets	**2,301**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	84
Deferred Revenue	15
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	16
Current Debt Obligations	-
Current Liabilities	**118**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	107
All Other Long Term Liabilities	-

Long Term Liabilities	**107**
Total Liabilities	**225**
EQUITY	
Common Stock Total	(365)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(627)
Total Retained Earnings	(895)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,076**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,076**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,301**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	247
Corporate Services	495
Global Information Services	17
Market Technology Revenues	0
Other Revenues	579
Total Revenues	**1,337**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,337**

Operating Expenses:	
Compensation and Benefits	395
Marketing and Advertising	30
Depr and Amortization	0
Professional and Contract Services	115
Computer Ops and Data Communication	119
Occupancy	36
Regulatory	26
General Administrative and Other	131
Merger Related Expenses Total	0
Total Operating Expenses	**852**
Operating Income	**485**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	(7,205)
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	485
Income Tax Provisions	**0**
Net Income	**485**
Net (income) expense attributable to noncontrolling interests	(0)
Net Income attributable to Nasdaq, Inc.	**485**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	3,510
Investments	34,822
Total Receivables - Net	23,635
Current Restricted Cash	-
Other Current Assets	127,483
Margin Deposits & Default Fund	-
Total Current Assets	**189,450**
Long Term Assets:	
Total Property and Equipment - Net	792
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	6
Total Long Term Assets	**803**
Total Assets	**190,253**
LIABILITIES	
Total AP and Accrued Expenses	23,050
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	13,112
Deferred Revenue	4,839
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(2,557)
Current Debt Obligations	-
Current Liabilities	**38,444**
Total Long Term Debt	-
Non Current Deferred Tax Liability	940
Non-current deferred revenue	17,194
All Other Long Term Liabilities	-

Long Term Liabilities	**18,133**
Total Liabilities	**56,577**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(47,304)
Total Retained Earnings	168,007
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**133,676**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**133,676**
Total Liabilities Non Controlling Interest and Stockholders Equity	**190,253**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	83,867
Corporate Services	42,554
Global Information Services	51,033
Market Technology Revenues	15,761
Other Revenues	2,279
Total Revenues	**195,494**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**195,494**

Operating Expenses:	
Compensation and Benefits	26,885
Marketing and Advertising	863
Depr and Amortization	273
Professional and Contract Services	11,273
Computer Ops and Data Communication	27,570
Occupancy	1,692
Regulatory	635
General Administrative and Other	1,437
Merger Related Expenses Total	27
Total Operating Expenses	**70,655**
Operating Income	**124,839**
Total Interest Income	(144)
Total Interest Expense	(1)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	(12,007)
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	112,687
Income Tax Provisions	**18,914**
Net Income	**93,773**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**93,773**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	44
Investments	-
Total Receivables - Net	87
Current Restricted Cash	860
Other Current Assets	2,185
Margin Deposits & Default Fund	-
Total Current Assets	**3,176**
Long Term Assets:	
Total Property and Equipment - Net	70
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	408
Total Long Term Assets	**491**
Total Assets	**3,667**
LIABILITIES	
Total AP and Accrued Expenses	(2)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	173
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	12
Current Debt Obligations	-
Current Liabilities	**184**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	110
All Other Long Term Liabilities	-

Long Term Liabilities	**110**
Total Liabilities	**293**
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(620)
Total Retained Earnings	(7,138)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,373**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,373**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,667**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	368
Corporate Services	449
Global Information Services	103
Market Technology Revenues	0
Other Revenues	573
Total Revenues	**1,493**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,561**

Operating Expenses:	
Compensation and Benefits	537
Marketing and Advertising	32
Depr and Amortization	2
Professional and Contract Services	261
Computer Ops and Data Communication	103
Occupancy	61
Regulatory	10
General Administrative and Other	107
Merger Related Expenses Total	0
Total Operating Expenses	**1,114**
Operating Income	**447**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	447
Income Tax Provisions	**148**
Net Income	**300**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**300**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	359
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(36)
Margin Deposits & Default Fund	-
Total Current Assets	**323**
Long Term Assets:	
Total Property and Equipment - Net	134
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	596
Total Long Term Assets	**730**
Total Assets	**1,053**
LIABILITIES	
Total AP and Accrued Expenses	(8)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	233
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	31
Current Debt Obligations	-
Current Liabilities	**256**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**256**
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(156)
Total Retained Earnings	111
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**797**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**797**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,053**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	1
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	2,712
Total Revenues	**2,713**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**2,713**

Operating Expenses:	
Compensation and Benefits	1,990
Marketing and Advertising	66
Depr and Amortization	41
Professional and Contract Services	44
Computer Ops and Data Communication	0
Occupancy	172
Regulatory	0
General Administrative and Other	245
Merger Related Expenses Total	33
Total Operating Expenses	**2,591**
Operating Income	**121**
Total Interest Income	0
Total Interest Expense	(3)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	10
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	129
Income Tax Provisions	**57**
Net Income	**72**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**72**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	10,505
Investments	-
Total Receivables - Net	41,537
Current Restricted Cash	-
Other Current Assets	(14,815)
Margin Deposits & Default Fund	-
Total Current Assets	**37,227**
Long Term Assets:	
Total Property and Equipment - Net	76,076
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	2,928
Other Long Term Assets	385,285
Total Long Term Assets	**464,289**
Total Assets	**501,516**
LIABILITIES	
Total AP and Accrued Expenses	6,052
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	16,849
Deferred Revenue	45,447
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	1,472
Current Debt Obligations	-
Current Liabilities	**69,821**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	25,927
All Other Long Term Liabilities	60,093

Long Term Liabilities	**86,020**
Total Liabilities	**155,841**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	12,120
Total Retained Earnings	250,769
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**345,675**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**345,675**
Total Liabilities Non Controlling Interest and Stockholders Equity	**501,516**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	7
Market Technology Revenues	183,264
Other Revenues	7,842
Total Revenues	**191,113**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**191,113**

Operating Expenses:	
Compensation and Benefits	49,001
Marketing and Advertising	683
Depr and Amortization	13,940
Professional and Contract Services	58,046
Computer Ops and Data Communication	20,628
Occupancy	8,481
Regulatory	0
General Administrative and Other	2,497
Merger Related Expenses Total	(7)
Total Operating Expenses	**153,269**
Operating Income	**37,844**
Total Interest Income	19
Total Interest Expense	(3,065)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	1,261
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	78
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	36,136
Income Tax Provisions	**6,671**
Net Income	**29,465**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**29,465**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	141
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	998
Margin Deposits & Default Fund	-
Total Current Assets	**1,138**
Long Term Assets:	
Total Property and Equipment - Net	298
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**298**
Total Assets	**1,437**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	169
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2
Current Debt Obligations	-
Current Liabilities	**188**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**-**
Total Liabilities	**188**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	703
Accumulated Other Comprehensive Income/(Loss)	(314)
Total Retained Earnings	860
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,249**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,249**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,437**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,782
Total Revenues	**1,782**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,782**

Operating Expenses:	
Compensation and Benefits	1,331
Marketing and Advertising	0
Depr and Amortization	66
Professional and Contract Services	12
Computer Ops and Data Communication	91
Occupancy	95
Regulatory	0
General Administrative and Other	113
Merger Related Expenses Total	0
Total Operating Expenses	**1,707**
Operating Income	**74**
Total Interest Income	13
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	**87**
Income Tax Provisions	**37**
Net Income	**51**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**51**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	164
Investments	-
Total Receivables - Net	13
Current Restricted Cash	-
Other Current Assets	2,147
Margin Deposits & Default Fund	-
Total Current Assets	**2,324**
Long Term Assets:	
Total Property and Equipment - Net	4
Goodwill	408
Other Intangibles	-
Non Current Deferred Taxes	7
Other Long Term Assets	203
Total Long Term Assets	**623**
Total Assets	**2,947**
LIABILITIES	
Total AP and Accrued Expenses	11
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	153
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	73
Current Debt Obligations	-
Current Liabilities	**237**
Total Long Term Debt	-
Non Current Deferred Tax Liability	49
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**49**
Total Liabilities	**286**
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,262)
Total Retained Earnings	3,301
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**2,661**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,661**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,947**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	814
Total Revenues	**814**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**814**

Operating Expenses:	
Compensation and Benefits	565
Marketing and Advertising	0
Depr and Amortization	28
Professional and Contract Services	58
Computer Ops and Data Communication	4
Occupancy	25
Regulatory	0
General Administrative and Other	124
Merger Related Expenses Total	0
Total Operating Expenses	**804**
Operating Income	**10**
Total Interest Income	24
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	25
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	58
Income Tax Provisions	**24**
Net Income	**34**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**34**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	147
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	559
Margin Deposits & Default Fund	-
Total Current Assets	**706**
Long Term Assets:	
Total Property and Equipment - Net	12
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**12**
Total Assets	**718**
LIABILITIES	
Total AP and Accrued Expenses	31
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	276
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	23
Current Debt Obligations	-
Current Liabilities	**330**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**330**
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(539)
Total Retained Earnings	778
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**388**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**388**
Total Liabilities Non Controlling Interest and Stockholders Equity	**718**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	1,655
Total Revenues	**1,655**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,655**

Operating Expenses:	
Compensation and Benefits	1,124
Marketing and Advertising	17
Depr and Amortization	5
Professional and Contract Services	24
Computer Ops and Data Communication	6
Occupancy	66
Regulatory	0
General Administrative and Other	151
Merger Related Expenses Total	(13)
Total Operating Expenses	**1,380**
Operating Income	**276**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	19
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	295
Income Tax Provisions	**53**
Net Income	**242**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**242**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	20
Investments	-
Total Receivables - Net	39
Current Restricted Cash	-
Other Current Assets	11
Margin Deposits & Default Fund	-
Total Current Assets	**70**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**0**
Total Assets	**70**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	16
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(6)
Current Debt Obligations	-
Current Liabilities	**11**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**11**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(43)
Total Retained Earnings	59
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**59**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**59**
Total Liabilities Non Controlling Interest and Stockholders Equity	**70**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	251
Total Revenues	**251**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**251**

Operating Expenses:	
Compensation and Benefits	194
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	34
Computer Ops and Data Communication	0
Occupancy	2
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**231**
Operating Income	**21**
Total Interest Income	0
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	21
Income Tax Provisions	**0**
Net Income	**21**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**21**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	262,436
Investments	55,394
Total Receivables - Net	5,186
Current Restricted Cash	-
Other Current Assets	97,393
Margin Deposits & Default Fund	-
Total Current Assets	**420,410**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	701,813
Total Long Term Assets	**701,813**
Total Assets	**1,122,224**
LIABILITIES	
Total AP and Accrued Expenses	178
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	476
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	103,157
Current Debt Obligations	-
Current Liabilities	**103,811**
Total Long Term Debt	-
Non Current Deferred Tax Liability	10
Non-current deferred revenue	-
All Other Long Term Liabilities	38

Long Term Liabilities	**48**
Total Liabilities	**103,859**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(87,869)
Total Retained Earnings	138,061
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,018,365**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,018,365**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,122,224**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	335
Total Revenues	**335**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**335**

Operating Expenses:	
Compensation and Benefits	1,485
Marketing and Advertising	3
Depr and Amortization	0
Professional and Contract Services	63
Computer Ops and Data Communication	237
Occupancy	108
Regulatory	0
General Administrative and Other	5,745
Merger Related Expenses Total	0
Total Operating Expenses	**7,640**
Operating Income	**(7,305)**
Total Interest Income	7,108
Total Interest Expense	(5,184)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	135,263
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	129,882
Income Tax Provisions	**28,388**
Net Income	**101,494**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**101,494**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	993
Investments	-
Total Receivables - Net	433
Current Restricted Cash	-
Other Current Assets	1,378
Margin Deposits & Default Fund	-
Total Current Assets	**2,805**
Long Term Assets:	
Total Property and Equipment - Net	1,846
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	43
Other Long Term Assets	-
Total Long Term Assets	**1,889**
Total Assets	**4,694**
LIABILITIES	
Total AP and Accrued Expenses	145
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,432
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(623)
Current Debt Obligations	-
Current Liabilities	**954**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**-**
Total Liabilities	**954**
EQUITY	
Common Stock Total	1,256
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(25)
Total Retained Earnings	2,509
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**3,739**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,739**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,694**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	8,544
Other Revenues	7,116
Total Revenues	**15,660**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**15,660**

Operating Expenses:	
Compensation and Benefits	9,935
Marketing and Advertising	96
Depr and Amortization	312
Professional and Contract Services	779
Computer Ops and Data Communication	913
Occupancy	1,424
Regulatory	0
General Administrative and Other	2,478
Merger Related Expenses Total	46
Total Operating Expenses	**15,982**
Operating Income	**(322)**
Total Interest Income	0
Total Interest Expense	(1)
Dividend and Investment Income - Internal	10,945
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	164
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(159)
Income Tax Provisions	**(68)**
Net Income	**(92)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(92)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	1
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(323)
Margin Deposits & Default Fund	-
Total Current Assets	**(322)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Total Long Term Assets	**(5,857)**
Total Assets	**(6,179)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	-
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	-
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,215)
Total Retained Earnings	(343)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(6,179)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(6,179)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(6,179)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	0
Total Interest Expense	(2)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(4)
Income Tax Provisions	**0**
Net Income	**(4)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(4)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	78
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	(39,544)
Margin Deposits & Default Fund	-
Total Current Assets	**(39,466)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	152,740
Total Long Term Assets	**152,740**
Total Assets	**113,275**
LIABILITIES	
Total AP and Accrued Expenses	25
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(3)
Current Debt Obligations	-
Current Liabilities	**22**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**-**
Total Liabilities	**22**
EQUITY	
Common Stock Total	24
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	89,874
Total Retained Earnings	28,150
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**113,253**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**113,253**
Total Liabilities Non Controlling Interest and Stockholders Equity	**113,275**

Nasdaq, Inc.

Unconsolidated Statement of Income -OMX Netherlands Holding B.V.

(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	33
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	2
Merger Related Expenses Total	0
Total Operating Expenses	**35**
Operating Income	**(35)**
Total Interest Income	0
Total Interest Expense	(297)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(332)
Income Tax Provisions	**0**
Net Income	**(332)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(332)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	147
Investments	-
Total Receivables - Net	15,470
Current Restricted Cash	-
Other Current Assets	143,056
Margin Deposits & Default Fund	-
Total Current Assets	**158,673**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,449
Total Long Term Assets	**1,449**
Total Assets	**160,122**
LIABILITIES	
Total AP and Accrued Expenses	21,710
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	931
Current Debt Obligations	-
Current Liabilities	**22,641**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**22,641**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(169,480)
Total Retained Earnings	63,530
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**137,481**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**137,481**
Total Liabilities Non Controlling Interest and Stockholders Equity	**160,122**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	(2)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	148
Merger Related Expenses Total	0
Total Operating Expenses	**146**
Operating Income	**(146)**
Total Interest Income	2,646
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	2,500
Income Tax Provisions	**548**
Net Income	**1,952**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,952**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	397
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	382,141
Margin Deposits & Default Fund	-
Total Current Assets	**382,539**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Total Long Term Assets	**243,414**
Total Assets	**625,952**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	41
Current Debt Obligations	-
Current Liabilities	**41**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**41**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(71,750)
Total Retained Earnings	(1,973)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**625,911**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**625,911**
Total Liabilities Non Controlling Interest and Stockholders Equity	**625,952**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	(2)
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	1
Merger Related Expenses Total	0
Total Operating Expenses	**(1)**
Operating Income	**1**
Total Interest Income	376
Total Interest Expense	(28)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	349
Income Tax Provisions	77
Net Income	272
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	272

Nasdaq, Inc.
Unconsolidated Balance Sheet -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	36
Investments	-
Total Receivables - Net	520
Current Restricted Cash	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**555**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**555**
LIABILITIES	
Total AP and Accrued Expenses	7
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	7
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	7
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	539
Accumulated Other Comprehensive Income/(Loss)	(1)
Total Retained Earnings	10
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**548**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**548**
Total Liabilities Non Controlling Interest and Stockholders Equity	**555**

Nasdaq, Inc.
Unconsolidated Statement of Income -PerTrac Financial Solutions Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**0**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**0**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	7
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(17)
Merger Related Expenses Total	0
Total Operating Expenses	**(10)**
Operating Income	**10**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	10
Income Tax Provisions	**0**
Net Income	**10**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	714
Investments	-
Total Receivables - Net	747
Current Restricted Cash	-
Other Current Assets	205
Margin Deposits & Default Fund	-
Total Current Assets	**1,666**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	51,944
Other Intangibles	18,810
Non Current Deferred Taxes	-
Other Long Term Assets	33
Total Long Term Assets	**70,786**
Total Assets	**72,453**
LIABILITIES	
Total AP and Accrued Expenses	310
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	78
Deferred Revenue	983
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	500
Current Debt Obligations	-
Current Liabilities	**1,871**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,985
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**4,985**
Total Liabilities	**6,855**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	66,537
Accumulated Other Comprehensive Income/(Loss)	(13)
Total Retained Earnings	(926)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**65,597**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**65,597**
Total Liabilities Non Controlling Interest and Stockholders Equity	**72,453**

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	209
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**209**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**209**

Operating Expenses:	
Compensation and Benefits	348
Marketing and Advertising	31
Depr and Amortization	0
Professional and Contract Services	0
Computer Ops and Data Communication	77
Occupancy	15
Regulatory	0
General Administrative and Other	12
Merger Related Expenses Total	649
Total Operating Expenses	**1,133**
Operating Income	**(924)**
Total Interest Income	2
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(922)
Income Tax Provisions	**4**
Net Income	**(926)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(926)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Scila AB
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3
Current Restricted Cash	-
Other Current Assets	1,673
Margin Deposits & Default Fund	-
Total Current Assets	**1,676**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	-
Total Assets	**1,676**
LIABILITIES	
Total AP and Accrued Expenses	54
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	164
Deferred Revenue	5
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	25
Current Debt Obligations	-
Current Liabilities	**247**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	1

Long Term Liabilities	**1**
Total Liabilities	**248**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(405)
Total Retained Earnings	1,832
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,428**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,428**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,676**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	28
Global Information Services	0
Market Technology Revenues	0
Other Revenues	530
Total Revenues	**558**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**566**

Operating Expenses:	
Compensation and Benefits	535
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	36
Computer Ops and Data Communication	0
Occupancy	63
Regulatory	0
General Administrative and Other	38
Merger Related Expenses Total	(8)
Total Operating Expenses	**663**
Operating Income	**(97)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	18
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(79)
Income Tax Provisions	**4**
Net Income	**(83)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(83)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Services Ltd
(in thousands, unaudited)

Notes: New entity in 2019 - No data in 2018

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	663
Investments	-
Total Receivables - Net	-
Current Restricted Cash	-
Other Current Assets	1,109
Margin Deposits & Default Fund	-
Total Current Assets	**1,772**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	40
Other Long Term Assets	-
Total Long Term Assets	**40**
Total Assets	**1,812**
LIABILITIES	
Total AP and Accrued Expenses	6
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	0
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	146
Current Debt Obligations	-
Current Liabilities	**152**
Total Long Term Debt	-
Non Current Deferred Tax Liability	104
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**104**
Total Liabilities	**256**
EQUITY	
Common Stock Total	(270)
Common Stock in Treasury Total	-
Additional Paid in Capital	583
Accumulated Other Comprehensive Income/(Loss)	(533)
Total Retained Earnings	1,775
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**1,556**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,556**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,812**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	427
Other Revenues	0
Total Revenues	**427**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**427**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	0
Professional and Contract Services	410
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(26)
Merger Related Expenses Total	0
Total Operating Expenses	**384**
Operating Income	**42**
Total Interest Income	27
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	70
Income Tax Provisions	**97**
Net Income	**(28)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(28)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	7,606
Investments	-
Total Receivables - Net	7,194
Current Restricted Cash	-
Other Current Assets	75,894
Margin Deposits & Default Fund	-
Total Current Assets	**90,694**
Long Term Assets:	
Total Property and Equipment - Net	6,488
Goodwill	11,276
Other Intangibles	-
Non Current Deferred Taxes	83
Other Long Term Assets	18,207
Total Long Term Assets	**36,054**
Total Assets	**126,748**
LIABILITIES	
Total AP and Accrued Expenses	802
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,910
Deferred Revenue	893
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	2,496
Current Debt Obligations	-
Current Liabilities	**7,101**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	168

Long Term Liabilities	**168**
Total Liabilities	**7,269**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(13,389)
Total Retained Earnings	130,381
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**119,479**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**119,479**
Total Liabilities Non Controlling Interest and Stockholders Equity	**126,748**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	72,914
Other Revenues	0
Total Revenues	**72,914**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**72,914**

Operating Expenses:	
Compensation and Benefits	7,903
Marketing and Advertising	96
Depr and Amortization	2,255
Professional and Contract Services	9,821
Computer Ops and Data Communication	8,984
Occupancy	571
Regulatory	0
General Administrative and Other	(421)
Merger Related Expenses Total	2,537
Total Operating Expenses	**31,746**
Operating Income	**41,168**
Total Interest Income	1,198
Total Interest Expense	(0)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	42,366
Income Tax Provisions	**12,626**
Net Income	**29,740**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**29,740**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	3,633
Investments	-
Total Receivables - Net	2,826
Current Restricted Cash	-
Other Current Assets	(558)
Margin Deposits & Default Fund	-
Total Current Assets	**5,902**
Long Term Assets:	
Total Property and Equipment - Net	6,649
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	63
Other Long Term Assets	314
Total Long Term Assets	**7,026**
Total Assets	**12,928**
LIABILITIES	
Total AP and Accrued Expenses	110
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,291
Deferred Revenue	686
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(315)
Current Debt Obligations	-
Current Liabilities	**2,772**
Total Long Term Debt	-
Non Current Deferred Tax Liability	615
Non-current deferred revenue	-
All Other Long Term Liabilities	310

Long Term Liabilities	**924**
Total Liabilities	**3,697**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	4,719
Total Retained Earnings	3,145
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**9,231**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**9,231**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,928**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	12,350
Other Revenues	8,064
Total Revenues	**20,414**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**20,414**

Operating Expenses:	
Compensation and Benefits	9,378
Marketing and Advertising	20
Depr and Amortization	1,309
Professional and Contract Services	6,039
Computer Ops and Data Communication	1,357
Occupancy	0
Regulatory	0
General Administrative and Other	725
Merger Related Expenses Total	0
Total Operating Expenses	**18,829**
Operating Income	**1,585**
Total Interest Income	25
Total Interest Expense	(1)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	1,609
Income Tax Provisions	**(25)**
Net Income	**1,634**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**1,634**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	267
Investments	-
Total Receivables - Net	146
Current Restricted Cash	-
Other Current Assets	(4,648)
Margin Deposits & Default Fund	-
Total Current Assets	**(4,236)**
Long Term Assets:	
Total Property and Equipment - Net	531
Goodwill	-
Other Intangibles	18,407
Non Current Deferred Taxes	-
Other Long Term Assets	187
Total Long Term Assets	**19,125**
Total Assets	**14,890**
LIABILITIES	
Total AP and Accrued Expenses	147
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	257
Deferred Revenue	255
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	(69)
Current Debt Obligations	-
Current Liabilities	**591**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,497
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	**3,497**
Total Liabilities	**4,088**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207
Accumulated Other Comprehensive Income/(Loss)	(761)
Total Retained Earnings	(6,645)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**10,801**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**10,801**
Total Liabilities Non Controlling Interest and Stockholders Equity	**14,890**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	0
Market Technology Revenues	1,023
Other Revenues	0
Total Revenues	**1,023**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**1,023**

Operating Expenses:	
Compensation and Benefits	818
Marketing and Advertising	0
Depr and Amortization	2,865
Professional and Contract Services	2,413
Computer Ops and Data Communication	28
Occupancy	47
Regulatory	0
General Administrative and Other	122
Merger Related Expenses Total	745
Total Operating Expenses	**7,039**
Operating Income	**(6,016)**
Total Interest Income	0
Total Interest Expense	(53)
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(6,069)
Income Tax Provisions	**(536)**
Net Income	**(5,533)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(5,533)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	381
Current Restricted Cash	-
Other Current Assets	(4)
Margin Deposits & Default Fund	-
Total Current Assets	**377**
Long Term Assets:	
Total Property and Equipment - Net	19
Goodwill	2,123
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**2,142**
Total Assets	**2,519**
LIABILITIES	
Total AP and Accrued Expenses	3,323
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	1
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**3,324**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**3,324**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(196)
Total Retained Earnings	(609)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(805)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(805)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,519**

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	(1)
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**(1)**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**(1)**

Operating Expenses:	
Compensation and Benefits	6
Marketing and Advertising	80
Depr and Amortization	13
Professional and Contract Services	35
Computer Ops and Data Communication	25
Occupancy	17
Regulatory	0
General Administrative and Other	4
Merger Related Expenses Total	0
Total Operating Expenses	**180**
Operating Income	**(182)**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	(182)
Income Tax Provisions	**0**
Net Income	**(182)**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**(182)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
ASSETS	
Current Assets:	
Cash & Equivalents	3
Investments	-
Total Receivables - Net	2,696
Current Restricted Cash	-
Other Current Assets	6
Margin Deposits & Default Fund	-
Total Current Assets	**2,705**
Long Term Assets:	
Total Property and Equipment - Net	6
Goodwill	1,408
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Total Long Term Assets	**1,414**
Total Assets	**4,119**
LIABILITIES	
Total AP and Accrued Expenses	4,376
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Current Portion Capital Leases	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**4,376**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
All Other Long Term Liabilities	-

Long Term Liabilities	-
Total Liabilities	**4,376**
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(180)
Total Retained Earnings	(78)
Proportional Ownership Equity	-
Total NASDAQ OMX Stockholders' Equity	**(258)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(258)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,119**

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2018
REVENUE	
Market Services Revenues	0
Corporate Services	0
Global Information Services	48
Market Technology Revenues	0
Other Revenues	0
Total Revenues	**48**
COST OF REVENUES	
Liquidity Rebates	**0**
Brokerage, Clearance and Exchange Fees	**0**
Total Cost of Revenues	**0**
Revenues less Cost of Revenues	**48**

Operating Expenses:	
Compensation and Benefits	0
Marketing and Advertising	0
Depr and Amortization	(0)
Professional and Contract Services	40
Computer Ops and Data Communication	0
Occupancy	0
Regulatory	0
General Administrative and Other	(1)
Merger Related Expenses Total	0
Total Operating Expenses	**39**
Operating Income	**10**
Total Interest Income	0
Total Interest Expense	0
Dividend and Investment Income - Internal	0
Gain (loss) on sale of strategic initiatives	0
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	0
Gain (loss) foreign currency contracts	0
Change in untaxed reserves	0
Debt Conversion Expense	0
IC Income from Unconsolidated Subsidiary	0
Gain (Loss) on Sales of Entity	0
Impairment Loss	0
FX Operating	0
Net Income Before Taxes	10
Income Tax Provisions	**0**
Net Income	**10**
Net (income) expense attributable to noncontrolling interests	0
Net Income attributable to Nasdaq, Inc.	**10**

Nasdaq BX, Inc.

FORM 1 – Amendment of June 2019

EXHIBIT I

Consolidated Financial Statements

Nasdaq BX, Inc. and Subsidiaries
Year Ended December 31, 2018
With Report of Independent Auditors

Nasdaq BX, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2018

Contents

EY
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Ernst & Young LLP
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New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Nasdaq BX, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of Nasdaq BX, Inc. and Subsidiaries which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nasdaq BX, Inc. and Subsidiaries at December 31, 2018, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 24, 2019

Nasdaq BX, Inc. and Subsidiaries

Consolidated Balance Sheet
(In Thousands)

December 31, 2018

Assets		
Cash and cash equivalents	$	7
Receivables, net		8,420
Receivable from Nasdaq, Inc.		57,907
Property and equipment, net		773
Goodwill		31,048
Intangible assets, net		50,584
Other assets		6,389
Total assets	$	155,128
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$	654
Section 31 fees payable to the SEC		10,027
Other accrued liabilities		4,809
Deferred tax liabilities		14,480
Other liabilities		5,057
Total liabilities		35,027
BX stockholder's equity:		
Retained earnings		9,933
Additional paid-in-capital		36,380
Total BX stockholder's equity		46,313
Non-controlling interest		73,788
Total equity		120,101
Total liabilities and stockholder's equity	$	155,128

See accompanying notes to these consolidated financial statements.

Nasdaq BX, Inc. and Subsidiaries

Consolidated Statement of Income
(In Thousands)

Year Ended December 31, 2018

Revenues		
Transaction services	$	142,951
Trade management services		14,643
Information services		25,825
Other revenue		147
Total revenues		183,566
Cost of revenues		
Transaction rebates		(73,495)
Brokerage, clearance, and exchange fees		(45,522)
Total cost of revenues		(119,017)
Revenues less transaction rebates, brokerage, clearance, and exchange fees		64,549
Operating expenses		
Depreciation and amortization		623
Professional and contract services		585
Computer operations and data communication		360
Regulatory fees		1,606
General, administration, and other		2,699
Total operating expenses		5,873
Net income before income tax expense		58,676
Provision for income taxes		(12,643)
Net income	$	46,033
Less: Net income attributable to non-controlling interest	$	21,511
Net income attributable to BX	$	24,522

See accompanying notes to these consolidated financial statements.

Nasdaq BX, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity
(In Thousands)

Year Ended December 31, 2018

	Retained Earnings	Additional Paid-In Capital	Non-Controlling Interest	Total Stockholder's Equity
Balance at January 1, 2018	$ 113,115	$ 36,380	$ 164,573	$ 314,068
Dividend distribution	(127,704)	–	(112,296)	(240,000)
Net income	24,522	–	21,511	46,033
Balance at December 31, 2018	$ 9,933	$ 36,380	$ 73,788	$ 120,101

See accompanying notes to these consolidated financial statements.

Nasdaq BX, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2018

Cash flows from operating activities		
Net income	$	46,033
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		623
Deferred taxes, net		246
Net change in operating assets and liabilities:		
Receivables, net		2,358
Receivable from Nasdaq, Inc.		194,511
Tax receivable		279
Other assets		(2,294)
Accounts payable and accrued expenses		185
Section 31 fees payable to the SEC		(7,500)
Other accrued liabilities		899
Other liabilities		4,890
Deferred revenue		(292)
Net cash provided by operating activities		239,938
Financing activities		
Dividend distribution		(240,000)
Net cash used in financing activities		(240,000)
Net change in cash and cash equivalents		(62)
Cash and cash equivalents at beginning of period		69
Cash and cash equivalents at end of period	$	7
Supplemental disclosure of cash flow information		
Cash paid during the year:		
Income taxes, primarily to Nasdaq, Inc.	$	12,397
Interest	$	-

See accompanying notes to these consolidated financial statements.

Nasdaq BX, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2018

1. Nature of Operations

Established in 1834, NASDAQ BX, Inc. and Subsidiaries ("BX", the "Exchange" or "we") is a wholly-owned subsidiary of Nasdaq, Inc. ("Nasdaq" or the "Parent"). As of December 31, 2018, BX is the parent of its wholly-owned subsidiary, Boston Stock Exchange Clearing Corporation ("BSECC" or the "Clearing Corporation"). In addition, BX holds a majority ownership of approximately 53% in Nasdaq BX Equities LLC ("BSXL"), with the remaining ownership interest of approximately 47% held by the Parent.

The Exchange oversees and regulates all trading activities of BSXL, whose primary business includes operating the equities trading facilities. As a Self-Regulatory Organization ("SRO"), BX is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules.

BSECC is a registered clearing agency but has no current existing operations or plans for operations. BX, BSECC, and BSXL are subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements, which include the accounts of BX, its wholly-owned subsidiaries and other entities in which BX has a controlling financial interest, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts

2. Summary of Significant Accounting Policies (continued)

and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short term maturities of these investments. At December 31, 2018, the Exchange held no cash equivalents.

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due, and the Exchange's historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), BX records a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, the Exchange reviews the reserve for uncollectible accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. There was no reserve netted against receivables on the Balance Sheet at December 31, 2018.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is provided using the straight-line method over five to ten years. Depreciation of data processing equipment is provided

2. Summary of Significant Accounting Policies (continued)

using the straight-line method over two to five years. Depreciation of capitalized software is provided using the straight-line method over three to five years. Leasehold improvements are amortized over the lesser of the remaining lease term or its estimated useful life.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill is assessed for impairment annually in the fourth quarter of our fiscal year using carrying amounts as of October 1, or more frequently if conditions exist that indicate that the asset may be impaired, such as changes in the business climate, indicators of poor operating performance or the sale or disposition of a significant portion of a reporting unit. When assessing goodwill for impairment, first, qualitative factors may be assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment are not conclusive, a quantitative goodwill test is performed. The quantitative goodwill test consists of two steps:

- The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the reporting unit's fair value exceeds its carrying amount, goodwill is not impaired.
- If the fair value of a reporting unit is less than its carrying amount, the second step of the goodwill test is performed to measure the amount of impairment, if any. An impairment is equal to the excess of the carrying amount of goodwill over its fair value.

The Exchange has concluded that, for purposes of its goodwill impairment test, it has a single reporting unit. The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2018. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future.

2. Summary of Significant Accounting Policies (continued)

Intangible Assets, Net

Intangible assets primarily include customer relationships, an SRO license, and a clearing license. The SRO and clearing licenses have indefinite lives.

Intangible assets with finite lives, such as customer relationships, are amortized on a straight-line basis over their average estimated useful lives which is 10 to 30 years.

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, the Exchange tests for impairment of indefinite-lived intangible assets during the fourth quarter of our fiscal year using carrying amounts as of October 1.

Revenue Recognition

Revenue from Contracts with Customers

On January 1, 2018, we adopted Topic 606 using the full retrospective method. The adoption of Topic 606 did not have a material impact on our financial statements at the time of adoption or in any prior reporting period.

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. The related accounts receivable balances are recorded in the Balance Sheet as *Receivables, net* as of December 31, 2018. We do not have obligations for warranties, returns or refunds to customers.

2. Summary of Significant Accounting Policies (continued)

For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. Certain judgments and estimates were used in the identification and timing of satisfaction of performance obligations and the related allocation of transaction price are discussed below. We believe that these represent a faithful depiction of the transfer of services to our customers.

Transaction Services

Transaction-based trading includes cash equity trading and equity derivative trading revenues. BX charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. BX satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a cost of revenue.

For cash equity trading, we credit a portion of the per share execution charge to the market participant that takes the liquidity. For equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Balance Sheet.

BX pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our cash equity and equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential

2. Summary of Significant Accounting Policies (continued)

claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

Trade Management Services

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, connection services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

Information Services

Information services revenue include revenues earned from the Exchange's participation in the Consolidated Tape A and B as well as the Unlisted Trading Privileges ("UTP") revenue sharing plan ("UTP Plan"). The Nasdaq Stock Market LLC, an affiliate of the Exchange, operates as the exclusive Securities Information Processor of the UTP Plan for the collection, consolidation, and dissemination of best bid and offer information and last transaction information from markets that quote and trade in Nasdaq-listed securities. After deducting costs, as permitted under the revenue sharing provision of the UTP Plan, the UTP Plan administrator distributes the tape revenues to the respective UTP Plan participants, including BX.

The Exchange also collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. U.S. market data revenues are recognized on a monthly basis in *Information services* on the Consolidated Statement of Income. These revenues, which are subscription based, are recognized over the term of the subscription since the customer receives and consumes the benefit as BX provides the service.

Other revenue

Other revenue include fines from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq. The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Nasdaq financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized.

If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more-likely-than-not to be sustained upon examination of Nasdaq, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements. Interest and penalties related to income tax matters are recognized in the *Provision for income taxes* on the Statement of Income.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2018, BX has not adopted any new accounting pronouncements that have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, "Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement", which modifies the disclosure requirements on fair value measurements by removing certain disclosure requirements related to the fair value hierarchy, modifying existing disclosure requirements related to measurement uncertainty, and adding new requirements, mainly for Level 3 fair value measurements. The Exchange early adopted this standard as of July 1, 2018 on a prospective basis. The Exchange has assessed the impact and determined the adoption of this standard has no impact on the financial statements of the Exchange.

In January 2017, the FASB issued ASU 2017-04, "Simplifying the Test for Goodwill Impairment", which simplifies how an entity is required to test goodwill for impairment and removes the second step of the goodwill impairment test, which required a hypothetical purchase price allocation if the

2. Summary of Significant Accounting Policies (continued)

fair value of a reporting unit is less than its carrying amount. Goodwill impairment will now be measured using the difference between the carrying amount and the fair value of the reporting unit and the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments in the ASU should be applied on a prospective basis. The effective date is January 1, 2020 with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Exchange does not anticipate a material impact on its financial statements. The Exchange does not anticipate early adoption of this standard.

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" which changes the impairment model for certain financial instruments. The new model is a forward looking expected loss model and will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees and net investments in leases, as well as trade receivables. For available-for-sale debt securities with unrealized losses, credit losses will be measured in a manner similar to today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The Exchange will adopt this standard on January 1, 2020. We are currently assessing the impact that this standard will have on our financial statements.

3. Related-Party Transactions

BX engages in related-party transactions with the Parent and its affiliates. Third-party revenues earned by BX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by BX are settled on its behalf by the Parent or the Parent's other subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

BX, its parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $2.9 million for the year ended December 31, 2018, and are included in *General, administration, and other* on the Consolidated Statement of Income.

The Exchange incurs expenses relating to equities and options contracts routed to other venues on behalf of the Exchange by NES, resulting in payables to affiliated companies. NES is an SEC registered broker-dealer subsidiary of the Parent. The Exchange also earns transaction and access

3. Related-Party Transactions (continued)

fees from NES for equities shares and option contracts routed to BX, resulting in amounts receivable from affiliated companies. BX earned less than $0.1 million in transaction revenue, net from NES for options contracts routed to BX. BX rebated less than $0.1 million in transaction and access fees, net to NES for equity shares routed to BX.

A Regulatory Services Agreement ("RSA") exists between BX, The Nasdaq Stock Market LLC ("EXCH"), Nasdaq PHLX LLC ("PHLX"), Nasdaq ISE, LLC ("ISEL), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX ("MRX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2018, $57.9 million remained in *Receivable from Nasdaq, Inc.* All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. In 2018, the Exchange paid a dividend of $240.0 million to the Parent. This transaction between the Exchange and the Parent was settled through *Receivable from Nasdaq, Inc.* The Exchange records all transactions to and from affiliates, including tax, subject to the netting arrangement (Services Agreement) into a single account.

4. Goodwill and Intangible Assets

Goodwill

On August 29, 2008, Nasdaq completed the acquisition of BX for approximately $43.3 million, which included $38.4 million cash paid plus $4.9 million of other costs, subject to certain post-closing adjustments. The acquisition was treated as a purchase for accounting purposes. As a result, push-down accounting was applied for the associated intangibles, related deferred tax liabilities, and goodwill balances.

At December 31, 2018, goodwill relating to the acquisition was $31.0 million. There were no changes to goodwill during the year ended December 31, 2018.

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2018. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

4. Goodwill and Intangible Assets (continued)

Intangible Assets

The following table presents the details of the purchased intangible assets acquired in the Exchange acquisition. All purchased finite lived intangible assets are amortized using the straight-line method.

	Gross Carrying Amount	Weighted-Average Useful Life (In Years)
	(In Millions)	
Intangible assets:		
SRO license	$ 48.4	Indefinite
Customer relationships	2.0	17 years
Clearing license	1.4	Indefinite
Total intangible assets	$ 51.8	

The Exchange completed the required annual impairment test, which determined that indefinite-lived intangible assets were not impaired for the year ended December 31, 2018. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. For the year ended December 31, 2018, no impairment was recorded with respect to finite-lived intangible assets.

4. Goodwill and Intangible Assets (continued)

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived as of December 31, 2018:

	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
		(In Millions)	
Finite-lived intangible assets			
Customer relationships	$ 2.0	$ (1.2)	$ 0.8
Total finite-lived intangible assets	2.0	(1.2)	0.8
Indefinite-lived intangible assets			
SRO license	48.4	–	48.4
Clearing license	1.4	–	1.4
Total indefinite-lived intangible assets	49.8	–	49.8
Total intangible assets	$ 51.8	$ (1.2)	$ 50.6

Amortization expense for purchased finite-lived intangible assets was $118 thousand for the year ended December 31, 2018, and is included in *Depreciation and amortization* on the Consolidated Statement of Income.

The estimated future amortization expense of purchased finite-lived intangible assets as of December 31, 2018, is as follows (in millions):

2019	$ 0.1
2020	0.1
2021	0.1
2022	0.1
2023	0.1
2024 and thereafter	0.3
Total	$ 0.8

5. Property and Equipment, Net

The Exchange's property and equipment comprises the following:

	December 31, 2018
	(In Thousands)
Software, internally developed / acquired	$ 3,245
Less – accumulated depreciation and amortization	2,472
Total property and equipment, net of accumulated depreciation	$ 773

For the year ended December 31, 2018, capitalized software amortization expense was $0.5 million and is included in *Depreciation and amortization* on the Consolidated Statement of Income.

6. Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state and local income tax returns filed by Nasdaq. For these jurisdictions, the Exchange computes its provision for income taxes by applying the rate applicable to the consolidated Nasdaq group to the Exchange's own taxable income. With respect to each taxable period for which a consolidated or unitary tax return is filed by Nasdaq, which includes the Exchange, Nasdaq shall pay to and has the right to receive from the Exchange an amount based on the Exchange's stand-alone operating results using the tax rate applicable to Nasdaq. Additionally, the Exchange also files separate tax returns in certain states that are taxed based on Exchange's tax rates.

The Tax Cuts and Jobs Act was enacted on December 22, 2017 and was effective January 1, 2018. The new legislation contains several key provisions, including a reduction of the U.S. corporate income tax rate from 35% to 21%. The Exchange was required to remeasure all our U.S. deferred tax assets and liabilities as of December 22, 2017 and recorded the impact of such remeasurement in our 2017 financial statements. For the year ended December 31, 2017, the Exchange recorded a decrease to tax expense of $7 million, all of which reflects the estimated impact associated with the remeasurement of the net deferred tax liability at the lower U.S. federal corporate income tax rate. The Tax Cuts and Jobs Act also imposes a transition tax on unremitted aggregate accumulated earnings of non-U.S. subsidiaries. The Exchange is not subject to the transition tax.

6. Income Taxes (continued)

SAB 118 has provided guidance which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. As of December 31, 2018, the provisional estimate of the effects of the new legislation has been finalized.

The Exchange's income tax provision for the year ended December 31, 2018, consists of the following amounts (in thousands):

Current:	
Federal	$ 7,033
State and local	5,364
Total current income taxes	12,397
Deferred:	
Federal	(191)
State and local	437
Total deferred income taxes	246
Total provision for income taxes	$ 12,643

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate for the year ended December 31, 2018, is as follows:

Reconciliation of statutory U.S. federal income tax rates:	
Federal	21.0%
State taxes	3.3
Change in U.S. Tax Reserves	4.9
Non-controlling interest in partnership	(8.2)
Other	0.5
Effective tax rate	21.5%

6. Income Taxes (continued)

The temporary differences, which give rise to the Exchange's deferred tax assets and (liabilities) consisted of the following:

		December 31, 2018
		(In Thousands)
Deferred tax assets:		
Fixed assets	$	2
Other		38
Total gross deferred tax assets		40
Deferred tax liabilities:		
Acquired intangible assets		(13,684)
Investment in partnership		(836)
Total gross deferred tax liabilities		(14,520)
Net deferred tax liabilities before valuation allowance		(14,480)
Less: valuation allowance		-
Net deferred tax liabilities	$	(14,480)

As of December 31, 2018, the Exchange did not record a valuation allowance against its deferred tax assets as it is more likely than not that they will be realized in later years.

For the periods after August 29, 2008, the Exchange's operating results are included in the consolidated federal income tax return and applicable state and local income tax returns filed by Nasdaq. Nasdaq federal income tax returns for the years 2008 through 2014 are currently under examination by the Internal Revenue Service ("IRS") and we are subject to examination by the IRS for years 2015 through 2017. Several state tax returns are currently under examination by the respective tax authorities for the years 2007 through 2016, and the Exchange is subject to examination for 2017.

At December 31, 2018, we had $4.9 million of unrecognized tax benefits (which includes interest), $2.7 million of which would affect tax expense if recognized. The Exchange recorded $1.1 million in interest related to income taxes for the year ended December 31, 2018. The Exchange accrued $1.1 million as of December 31, 2018 for interest.

7. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, EXCH, ISEL, GEMX, MRX, and BX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through Nasdaq's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate.

7. Commitments and Contingencies (continued)

General Litigation

BX may be involved in litigation arising in the normal course of business. BX is not a party to any litigation that management believes could have a material adverse effect on BX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2018.

8. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which BX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, BX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If BX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, BX's failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

BX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. BX's potential exposure to credit losses on these transactions is represented in the receivables, net balance on the Consolidated Balance Sheet. BX's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect BX's consolidated financial position and results of operations.

BX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed

8. Risks and Uncertainties (continued)

and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that BX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on BX's business, financial condition and operating results. BX must compete not only with ATSs, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail could result in significant additional expenditures, including to implement any new technology to meet any plan's requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including BX) in exchange for promissory notes that BX expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes BX and other exchanges to SEC fines. BX, in conjunction with all other national securities exchanges, has funded CAT NMS, LLC which shall create, implement, and maintain the CAT. At December 31, 2018, BX holds $4.4 million in promissory notes from CAT MNS, LLC and the amount due is included in *Other assets* on the Consolidated Balance Sheet.

9. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Consolidated Balance Sheet for *Cash and cash equivalents* approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including *Receivables, net*, *Receivable from Nasdaq, Inc.*, *Accounts payable and accrued expenses*, *Section 31 fees payable to the SEC*, *Other accrued liabilities,* and *Other liabilities* are reported at their contractual amounts, which approximate fair value.

10. Subsequent Events

The Exchange has evaluated subsequent events through June 24, 2019, the date as of which the consolidated financial statements are available to be issued, and has determined that there are no known events that require disclosure in the consolidated financial statements or accompanying notes in accordance with ASC 855, Subsequent Events.